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The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and accompanying prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-196918

                 Subject to Completion dated January 13, 2015

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 26, 2014)

                                    Shares

CHS INC.

Class B Cumulative Redeemable Preferred Stock, Series 4
(Liquidation Preference Equivalent to $25.00 Per Share)

                Dividends on Class B Cumulative Redeemable Preferred Stock, Series 4 (the "Class B Series 4 Preferred Stock"), of CHS Inc. ("CHS") will be cumulative and will be payable quarterly in arrears, if, when and as declared by our Board of Directors, at the rate of        % per annum of the liquidation preference of $25.00 per share (equivalent to $            per share per annum). See "Description of Class B Series 4 Preferred Stock—Dividends."

                The Class B Series 4 Preferred Stock will not be redeemable prior to                        , 2025. On and after                        , 2025, the Class B Series 4 Preferred Stock may be redeemed for cash at the option of CHS, in whole or in part, at a per share redemption price equal to the per share liquidation preference of $25.00, plus accumulated and unpaid dividends, if any, thereon to, and including, the date of redemption. The Class B Series 4 Preferred Stock will not have a stated maturity and, except in connection with certain change of control transactions, holders thereof will not have the right to require CHS to redeem their Class B Series 4 Preferred Stock at any time. The Class B Series 4 Preferred Stock, by its terms, will not be convertible into or exchangeable for any property or securities of CHS. See "Description of Class B Series 4 Preferred Stock—Redemption—Redemption At Our Option."

                The Class B Series 4 Preferred Stock is a new issue of securities and, prior to this offering, there has been no established trading market for the Class B Series 4 Preferred Stock. We have applied to list the Class B Series 4 Preferred Stock on the NASDAQ Stock Market under the symbol "CHSCL". If the application is approved, we expect trading in the Class B Series 4 Preferred Stock on the NASDAQ Stock Market to commence within 30 days of the original issuance date of the Class B Series 4 Preferred Stock. The Class B Series 4 Preferred Stock has not been rated by any nationally recognized statistical rating organization.

                Investing in the Class B Series 4 Preferred Stock involves risks. You should carefully consider the risks under "Risk Factors" beginning on page S-10 of this prospectus supplement and in the documents we have filed with the Securities and Exchange Commission ("SEC") that are incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to purchase the Class B Series 4 Preferred Stock.

	Per Share	Total(3)
Public offering price (1)	$	$
Underwriting discount (2)	$	$
Proceeds, before expenses, to CHS Inc.	$	$

(1)
Plus accumulated dividends from, and including,                        , 2015 if settlement occurs after that date.

(2)
See "Underwriting" for disclosure regarding the underwriting discount and certain expenses payable to the underwriters.

(3)
Assumes no exercise of the underwriters' over-allotment option described below.

                We have granted the underwriters the right to purchase up to                        additional shares of the Class B Series 4 Preferred Stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement solely to cover over-allotments, if any.

                Neither the SEC nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

                It is expected that delivery of the Class B Series 4 Preferred Stock will be made on or about                , 2015 against payment therefor in immediately available funds.

BofA Merrill Lynch	Wells Fargo Securities

The date of this prospectus supplement is                , 2015

Prospectus Supplement

Prospectus

S-i

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS SUPPLEMENT

              This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the Class B Series 4 Preferred Stock and this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to the Class B Series 4 Preferred Stock and this offering. You should read both this prospectus supplement and the accompanying prospectus, including the information incorporated by reference herein and therein, together with the additional information described under the heading "Incorporation of Documents by Reference."

              You should rely only on the information that is contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which this prospectus supplement relates, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any document incorporated by reference in this prospectus supplement and the accompanying prospectus is correct on any date subsequent to the date of the applicable document, even though this prospectus supplement and the accompanying prospectus are being delivered or securities are being sold on a later date than certain of that information.

              References in this prospectus supplement, and the documents incorporated by reference in this prospectus supplement, to "CHS," "we," "our" and "us" refer to CHS Inc., a Minnesota cooperative corporation, and its subsidiaries. We maintain a website at http://www.chsinc.com. However, information contained in our website does not constitute part of, and is not incorporated by reference into, this prospectus supplement or the accompanying prospectus.

S-ii

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words and phrases such as "will likely result," "are expected to," "will continue," "outlook," "will benefit," "is anticipated," "estimate," "project," "management believes" and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those listed below:

  •
  Our revenues, results of operations and cash flows could be materially and adversely affected by changes in commodity prices, as well as global and domestic economic downturns and risks.

  •
  Our revenues, results of operations and cash flows could be materially and adversely affected if our members were to do business with others rather than with us.

  •
  We participate in highly competitive business markets and we may not be able to continue to compete successfully, which would have a material adverse effect on us.

  •
  Changes in federal income tax laws or in our tax status could increase our tax liability and reduce our net income significantly.

  •
  We incur significant costs in complying with applicable laws and regulations. Any failure to make the capital investments necessary to comply with these laws and regulations could expose us to unanticipated expenditures and liabilities.

  •
  Changing environmental and energy laws and regulation may result in increased operating costs and capital expenditures and may have a material and adverse effect on us.

  •
  Governmental policies and regulation affecting the agricultural sector and related industries could have a material adverse effect on us.

  •
  Environmental liabilities could have a material adverse effect on us.

  •
  Actual or perceived quality, safety or health risks associated with our products could subject us to significant liability and damage our business and reputation.

  •
  Our financial results are susceptible to seasonality.

  •
  Our operations are subject to business interruptions and casualty losses; we do not insure against all potential losses and could be seriously harmed by unanticipated liabilities.

  •
  Our cooperative structure limits our ability to access equity capital.

  •
  Consolidation among the producers of products we purchase and customers for products we sell could materially and adversely affect our revenues, results of operations and cash flows.

  •
  If our customers choose alternatives to our refined petroleum products, our revenues, results of operations and cash flows could be materially and adversely affected.

  •
  Our agronomy business is volatile and dependent upon certain factors outside of our control.

  •
  Technological improvements in agriculture could decrease the demand for our agronomy and energy products.

  •
  We operate some of our business through joint ventures in which our rights to control business decisions are limited.

S-iii

  •
  We face risk associated with our proposed new nitrogen fertilizer manufacturing plant to be located in Spiritwood, North Dakota, including access to sufficient capital, cost overruns, construction delays and operational issues.

              These risks and uncertainties are further described under "Risk Factors" and elsewhere in this prospectus supplement and the accompanying prospectus, and under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended August 31, 2014, which is incorporated herein and therein by reference.

              We do not guarantee future results, levels of activity, performance or achievements and we wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date on which they were made.

S-iv

INCORPORATION OF DOCUMENTS BY REFERENCE

              The SEC allows us to incorporate by reference the information we file with it. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus supplement and the accompanying prospectus:

  •
  our Annual Report on Form 10-K for the fiscal year ended August 31, 2014,

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2014, and

  •
  our Current Reports on Form 8-K filed September 2, 2014, September 5, 2014, September 15, 2014, November 5, 2014, December 3, 2014, December 9, 2014 and December 19, 2014.

              We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus supplement and until we have sold all of the securities to which this prospectus supplement relates or the offering is otherwise terminated. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

              To the extent that information included or incorporated by reference in this prospectus supplement or the accompanying prospectus is modified or superseded by information in subsequently filed information referred to above or in this prospectus supplement or the accompanying prospectus, then such modified or superseded information shall not be considered part of this prospectus supplement or the accompanying prospectus.

              We will provide a copy of any and all of the information that is incorporated by reference in this prospectus supplement and the accompanying prospectus to any person to whom this prospectus supplement and the accompanying prospectus are delivered, without charge, upon written or oral request. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CHS Inc.
Attention: Theresa Egan
Vice President, Accounting and Corporate Controller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

              We maintain a website at http://www.chsinc.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with or to, as applicable, the SEC free of charge through our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. However, information contained in our website does not constitute a part of, and is not incorporated by reference into, this prospectus supplement or the accompanying prospectus.

S-v

 PROSPECTUS SUPPLEMENT SUMMARY

              The following summary highlights information we present in greater detail elsewhere in this prospectus supplement and the accompanying prospectus and in the information incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that is important to you and you should carefully consider all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to purchase the Class B Series 4 Preferred Stock. This prospectus supplement and the accompanying prospectus contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

 CHS Inc.

              CHS Inc. is one of the nation's leading integrated agricultural companies, providing grain, foods and energy resources to businesses and consumers on a global basis. As a cooperative, we are owned by farmers and ranchers and member cooperatives (referred to herein as "members") across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Stock Market under the symbol "CHSCP", shares of our Class B Cumulative Redeemable Preferred Stock, Series 1 (the "Class B Series 1 Preferred Stock"), which is listed on the NASDAQ Stock Market under the symbol "CHSCO", shares of our Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 2 (the "Class B Series 2 Preferred Stock"), which is listed on the NASDAQ Stock Market under the symbol "CHSCN", and shares of our Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 3 (the "Class B Series 3 Preferred Stock"), which is listed on the NASDAQ Stock Market under the symbol "CHSCM". On January 12, 2015, we had 12,272,003 shares of 8% Cumulative Redeemable Preferred Stock outstanding, 18,071,363 shares of Class B Series 1 Preferred Stock outstanding, 16,800,000 shares of Class B Series 2 Preferred Stock outstanding, and 19,700,000 shares of Class B Series 3 Preferred Stock outstanding. We buy commodities from, and provide products and services to, patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the year ended August 31, 2014, our total revenues were $42.7 billion and net income attributable to CHS Inc. was $1.1 billion. For the three months ended November 30, 2014, our total revenues were $9.5 billion and net income attributable to CHS Inc. was $378.7 million.

              We have aligned our segments based on an assessment of how our businesses operate and the products and services they sell.

              Our Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. Our Ag segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the wholesale sales of crop nutrients, from the sales of soybean meal, soybean refined oil and soy flour products, from the sale of ethanol and through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in our grain export joint venture and other investments. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenues of those businesses. These businesses primarily include our financing, insurance, hedging and other service activities related to crop production. In addition, our wheat milling and packaged food operations are included in Corporate and Other, as those businesses are conducted through non-consolidated joint ventures.

              Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership from time to time as it may deem advisable.

              Our earnings from cooperative business are allocated to members (and to a limited extent, to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate all of these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patrons' equities (capital equity certificates), except that up to 10% of these earnings may at the option of our Board of Directors be allocated to a capital reserve. Patrons' equities may be redeemed over time solely at the discretion of our Board of Directors. Earnings derived from non-members, which are not allocated patronage, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and if we qualify for patronage refunds from them.

              Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

Energy

              We are the nation's largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel fuel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we had an approximate 89% ownership interest as of January 1, 2015) and sells those products under the Cenex® brand to member cooperatives and others through a network of approximately 1,400 independent retail sites, of which approximately 76% are convenience stores marketing Cenex® branded fuels. For fiscal 2014, our Energy revenues, after elimination of inter-segment revenues, were $13.7 billion and were primarily from gasoline and diesel fuel.

              In fiscal 2012, we began a project to replace a coker at National Cooperative Refinery Association's ("NCRA") McPherson, Kansas refinery with an expected total cost of $555.0 million and expected completion in fiscal 2015. We incurred $186.8 million, $124.0 million and $60.4 million of costs related to the coker project during fiscal 2014, 2013 and 2012, respectively, and $46.0 million during the three months ended November 30, 2014. In fiscal 2013, we began a $333.0 million expansion at NCRA's McPherson, Kansas refinery which is anticipated to be completed in fiscal 2016. We incurred $128.3 million and $25.0 million of costs related to the NCRA expansion during the years ended August 31, 2014 and 2013, respectively, and $31.1 million during the three months ended November 30, 2014.

Ag

              Our Ag segment includes crop nutrients, country operations, grain marketing and processing and food ingredients. Our revenues in our Ag segment primarily include grain sales, which were $28.9 billion for fiscal 2014 consisting principally of grain sales of $20.7 billion after elimination of inter-segment revenues.

              Crop Nutrients.    We believe our North America wholesale crop nutrients business is one of the largest wholesale fertilizer businesses in the United States based on tons sold and accounts for approximately 11% of the U.S. market. Tons sold include sales to our country operations business which resells tons at retail to our direct individual members and others. There is significant seasonality in the sale of agronomy products and services, with peak activity coinciding with the planting seasons. There is also significant volatility in the prices for the crop nutrient products we purchase and sell.

              We are currently taking steps toward construction of an approximately $3.0 billion nitrogen fertilizer manufacturing plant to be located in Spiritwood, North Dakota, which would provide the region's farmers with enhanced supplies of crop nutrients essential to raising corn and other crops. We spent approximately $25 million on an engineering design study to determine the feasibility of the project. The study was completed in February 2014 and our Board of Directors approved the project in September 2014.

              Country Operations.    Our country operations business purchases a variety of grains from our producer members and other third parties, and provides cooperative members and customers with access to a full range of products, programs and services for production agriculture. Country operations operates more than 440 locations through 73 business units, the majority of which have local producer boards dispersed throughout Colorado, Idaho, Illinois, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, Oklahoma, Oregon, South Dakota, Texas, Michigan, Wisconsin, Washington and Canada. Most of these locations purchase grain from farmers and sell agronomy, energy, feed and seed products to those same producers and others, although not all locations provide every product and service.

              Grain Marketing.    We are the nation's largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling over 2.0 billion bushels annually. During fiscal 2014, we purchased approximately half of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through TEMCO, LLC, a 50% joint venture with Cargill, Incorporated ("Cargill").

              Processing and Food Ingredients.    Our Processing and Food Ingredients business operates globally and converts soybeans into soybean meal, soyflour, crude soybean oil, refined soybean oil and associated by-products. We then further process soyflour for use in the food/snack industry.

              Renewable Fuels.    In June 2014, we purchased a dry mill corn-based processing facility in Rochelle, Illinois that produces ethanol, distiller's grains with solubles, and inedible corn oil. Our renewable fuels business also markets and distributes ethanol and biodiesel products throughout the United States and overseas.

Corporate And Other

              Corporate and Other primarily represents the non-consolidated wheat milling and packaged food joint ventures, as well as our business solutions operations, which consist of commodities hedging, insurance and financial services related to crop production.

              In the third quarter of our fiscal 2014, we and our joint venture partners, Cargill and ConAgra Foods, Inc., formed Ardent Mills LLC ("Ardent Mills"), a joint venture which combines the North American flour milling operations of the three parent companies, including the Horizon Milling, LLC and Horizon Milling G.P. (collectively, "Horizon Milling") assets and CHS-owned mills, with CHS holding a 12% interest in Ardent Mills. Prior to closing, we contributed $32.8 million to Horizon Milling to pay off existing debt as a pre-condition to close. Upon closing, Ardent Mills was financed with funds from third-party borrowings, which did not require credit support from the owners. We received $121.2 million of cash proceeds distributed to us in proportion to our ownership interest, adjusted for deviations in specified working capital target amounts, and recognized a gain of $109.2 million associated with this transaction. In connection with the closing, the parties also entered into various ancillary and non-compete agreements, including, among other things, an agreement for us to supply Ardent Mills with certain wheat and durum products. As we hold one of the five board seats, we account for Ardent Mills as an equity method investment, and on November 30, 2014, our investment was $206.5 million.

Principal Executive Offices

              Our principal executive offices are located at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, and our telephone number at that address is (651) 355-6000.

Recent Events

              We have recently been made aware that a supplier to our Ningbo, China processing facility has made claims that one of our warehouse workers in that facility had received improper cash payments in connection with the delivery of defective raw materials. We are in the preliminary stages of investigating these claims. Based on the information currently available to us, we do not believe that these alleged incidents will have any material adverse effect on our business, financial condition, liquidity or results of operations.

 The Offering

Issuer	CHS Inc., a Minnesota cooperative corporation.
Securities Offered

                shares (or                shares if the underwriters' over-allotment option is exercised in full) of Class B Cumulative Redeemable Preferred Stock, Series 4, which we refer to in this prospectus supplement as the Class B Series 4 Preferred Stock.

Ranking

With respect to the payment of dividends and amounts payable upon liquidation, the Class B Series 4 Preferred Stock will rank (i) senior to any patronage refund, patrons' equities and any other class or series of our capital stock or equity capital designated by our Board of Directors as junior to the Class B Series 4 Preferred Stock, (ii) junior to all shares of capital stock or equity capital of CHS which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of Class B Series 4 Preferred Stock, Class B Series 3 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 1 Preferred Stock and any other series of our Class B Cumulative Redeemable Preferred Stock that we may issue in the future (our "Class B Preferred Stock"), voting together as a class) senior to the Class B Series 4 Preferred Stock and (iii) on a parity with the 8% Cumulative Redeemable Preferred Stock, the Class B Series 3 Preferred Stock, the Class B Series 2 Preferred Stock, the Class B Series 1 Preferred Stock and all other shares of capital stock or equity capital of CHS other than shares of capital stock or equity capital of CHS which, by their terms, rank junior or (with the approval of the holders of a majority of the outstanding shares of our Class B Preferred Stock, voting together as a class) senior to the Class B Series 4 Preferred Stock. See "Description of Class B Series 4 Preferred Stock—Ranking."

Dividends

Dividends on the Class B Series 4 Preferred Stock will be cumulative from, and including,                         , 2015 and, if, when and as declared by our Board of Directors, will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on                        , 2015, at the rate of            % of the liquidation preference of $25.00 per share per annum (equivalent to $                per share per annum). Dividends on the Class B Series 4 Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. See "Description of Class B Series 4 Preferred Stock—Dividends."

Liquidation Preference

In the event of our liquidation, holders of shares of Class B Series 4 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to, and including, the date of liquidation, subject, however, to the rights of any of our debt and any capital stock or equity capital that rank senior to or on parity with the Class B Series 4 Preferred Stock.

Redemption at Our Option

The Class B Series 4 Preferred Stock will not be redeemable prior to                        , 2025. On and after                        , 2025, the Class B Series 4 Preferred Stock will be redeemable for cash at our option, in whole or in part, at a per share price equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share to, and including, the date of redemption. Redemption of the Class B Series 4 Preferred Stock will be a taxable event for federal income tax purposes. See "Description of Class B Series 4 Preferred Stock—Redemption—Redemption At Our Option."

Redemption at the Holder's Option

In the event a change in control (as defined herein) is approved by our Board of Directors, holders of the Class B Series 4 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem their shares of Class B Series 4 Preferred Stock, for cash, at a per share price equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share to, and including, the date of redemption. "Change in control" is defined in "Description of Class B Series 4 Preferred Stock—Redemption—Redemption At the Holder's Option."

Voting Rights

Holders of the Class B Series 4 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding shares of Class B Preferred Stock, voting as a class, will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up; provided, further, that the affirmative vote of a majority of the outstanding shares of Class B Series 4 Preferred Stock will be required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 4 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 4 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 4 Preferred Stock.

No Exchange or Conversion Rights; No Sinking Fund

Shares of the Class B Series 4 Preferred Stock are not exchangeable for or convertible into any other shares of our capital stock or any other securities or property. The Class B Series 4 Preferred Stock is not subject to the operation of any purchase, retirement or sinking fund.

Listing

The Class B Series 4 Preferred Stock is a new issue of securities and, prior to this offering, there has been no established trading market for the Class B Series 4 Preferred Stock. We have applied to list the Class B Series 4 Preferred Stock on the NASDAQ Stock Market under the symbol "CHSCL". If the application is approved, we expect trading in the Class B Series 4 Preferred Stock on the NASDAQ Stock Market to commence within 30 days of the original issuance date of the Class B Series 4 Preferred Stock.

Form

The Class B Series 4 Preferred Stock will be issued in the form of a fully registered global certificate that is deposited with a custodian for, and registered in the name of, The Depository Trust Company ("DTC") or its nominee, Cede & Co. Interests in a global certificate may also be held through Clearstream Banking, société anonyme ("Clearstream"), and Euroclear Bank, S.A./N.V. ("Euroclear").

Use of Proceeds

We intend to use the net proceeds from the sale of the Class B Series 4 Preferred Stock, after deducting the underwriting discount and offering expenses payable by us, estimated to be approximately $            million (or $            million if the underwriters' over-allotment option is exercised in full), to partially fund the anticipated construction of a nitrogen fertilizer manufacturing plant to be located in Spiritwood, North Dakota. Although the exact cost of that construction is still uncertain, we currently expect that it would have a total cost of approximately $3.0 billion. See "Use of Proceeds."

Risk Factors

Ownership of our Class B Series 4 Preferred Stock involves risks. See "Risk Factors" beginning on page S-10 of this prospectus supplement and in the documents we file with the SEC that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

 Summary Consolidated Financial Data

              The summary consolidated financial information below has been derived from our consolidated financial statements for the periods indicated below. The summary consolidated financial information for the three months ended and as of November 30, 2014 and 2013, and the years ended August 31, 2014, 2013 and 2012 and as of August 31, 2014 and 2013, should be read in conjunction with our consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended November 30, 2014, and our Annual Report on Form 10-K for the year ended August 31, 2014, respectively, as well as the related management's discussion and analysis thereof, incorporated by reference in this prospectus supplement the accompanying prospectus. The summary consolidated financial information for the years ended August 31, 2011 and 2010 and as of August 31, 2012, 2011 and 2010 should be read in conjunction with our audited consolidated financial statements and notes thereto, as well as the related management's discussion and analysis thereof, not included or incorporated by reference in this prospectus supplement or the accompanying prospectus. The summary consolidated financial information for the three months ended November 30, 2014 and 2013 have been derived from our unaudited financial statements. In the opinion of our management, the interim financial data for the periods ended November 30, 2014 and 2013 were prepared on the same basis as the annual historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results for the three months ended November 30, 2014are not necessarily indicative of the results that may be expected for the full fiscal year.

	Three Months Ended November 30,		Years Ended August 31,
	2014	2013	2014	2013	2012	2011	2010
	(Dollars in thousands)
Income Statement Data:
Revenues	$9,499,468	$11,026,121	$42,664,033	$44,479,857	$40,599,286	$36,915,834	$25,267,931
Cost of goods sold	8,908,745	10,625,205	41,016,798	42,706,205	38,588,143	35,512,988	24,397,410

Gross profit	590,723	400,916	1,647,235	1,773,652	2,011,143	1,402,846	870,521
Marketing, general and administrative	161,968	133,141	602,598	553,623	498,233	438,498	366,582

Operating earnings	428,755	267,775	1,044,637	1,220,029	1,512,910	964,348	503,939
(Gain) loss on investments	(2,875)	—	(114,162)	(182)	5,465	(126,729)	(29,433)
Interest, net	20,601	30,785	134,942	231,567	193,263	74,835	58,324
Equity (income) loss from investments	(24,629)	(32,678)	(107,446)	(97,350)	(102,389)	(131,414)	(108,787)

Income before income taxes	435,658	269,668	1,131,303	1,085,994	1,416,571	1,147,656	583,835
Income taxes	57,327	26,640	48,296	89,666	80,852	86,628	48,438

Net income	378,331	243,028	1,083,007	996,328	1,335,719	1,061,028	535,397
Net income attributable to noncontrolling interests	(372)	842	1,572	3,942	75,091	99,673	33,238

Net income attributable to CHS Inc.	$378,703	$242,186	$1,081,435	$992,386	$1,260,628	$961,355	$502,159

Balance Sheet Data (at end of period):
Working capital	$3,414,796	$3,268,093	$3,213,641	$3,125,407	$2,848,462	$2,776,492	$1,603,994
Net property, plant and equipment	4,235,060	3,283,706	4,031,023	3,171,404	2,786,324	2,420,214	2,253,071
Total assets	16,596,079	14,615,896	15,146,979	13,504,270	13,645,024	12,465,317	8,881,087
Long-term debt, including current maturities	1,342,366	1,339,608	1,456,500	1,607,032	1,440,353	1,501,997	986,241
Total equities	7,158,507	5,560,434	6,466,844	5,152,747	4,473,323	4,265,320	3,604,451
Ratio of earnings to fixed charges and preferred dividends(1)	7.2x		7.4x	7.2x	9.6x	8.8x	5.5x
Other Data:
EBITDA(2)	$538,398	$376,076	$1,578,482	$1,594,199	$1,863,107	$1,473,659	$863,613

(1)
For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees, amortization of capitalized interest, investments redeemed and fixed charges less deductions for equity holdings, noncash patronage dividends received and capitalized interest. Fixed charges consist of interest expense, amortization of debt costs and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest. Interest costs of $14.1 million, $70.8 million, $149.1 million and $113.2 million for the three months ended November 30, 2014 and the years ended August 31, 2014, 2013 and 2012, respectively, associated with our commitment to purchase the NCRA noncontrolling interests, were excluded from interest expense for purposes of computing the ratio of earnings to fixed charges and preferred dividends.

(2)
Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a measure of financial performance under generally accepted accounting principles ("GAAP") in the United States. We disclose EBITDA because we believe it is useful in evaluating our operating performance. EBITDA should not be considered as an alternative to net income, operating earnings or any other performance measures derived in accordance with GAAP or as a measure of our liquidity. Our presentation of EBITDA may not be comparable to similarly captioned metrics presented by other companies. EBITDA is derived from net income as follows:

	Three Months Ended November 30,		Years Ended August 31,
	2014	2013	2014	2013	2012	2011	2010
	(Dollars in thousands)
Net income	$378,331	$243,028	$1,083,007	$996,328	$1,335,719	$1,061,028	$535,397
Interest, net	20,601	30,785	134,942	231,567	193,263	74,835	58,324
Income taxes	57,327	26,640	48,296	89,666	80,852	86,628	48,438
Depreciation and amortization(a)	82,139	75,623	312,237	276,638	253,273	251,168	221,454

EBITDA	$538,398	$376,076	$1,578,482	$1,594,199	$1,863,107	$1,473,659	$863,613

(a)
Includes amortization of major repair costs.

              Supplementary financial information for the three months ended November 30, 2014 and for each quarter during the years ended August 31, 2014 and 2013 is presented below.

Three Months Ended November 30, 2014
(Unaudited) (Dollars in thousands)
Revenues	$9,499,468
Gross profit	590,723
Income before income taxes	435,658
Net income	378,331
Net income attributable to CHS Inc.	378,703

	Three Months Ended
	November 30, 2013	February 28, 2014	May 31, 2014	August 31, 2014
	(Unaudited) (Dollars in thousands)
Revenues	$11,026,121	$9,680,274	$11,967,398	$9,990,240
Gross profit	400,916	441,434	506,624	298,261
Income before income taxes	269,668	290,332	439,590	131,713
Net income	243,028	260,621	379,873	199,485
Net income attributable to CHS Inc.	242,186	260,069	379,455	199,725

	Three Months Ended
	November 30, 2012	February 28, 2013	May 31, 2013	August 31, 2013
	(Unaudited) (Dollars in thousands)
Revenues	$11,709,938	$9,882,378	$11,936,556	$10,950,985
Gross profit	545,518	470,647	456,911	300,576
Income before income taxes	381,898	299,387	279,476	125,233
Net income	345,881	275,518	252,329	122,600
Net income attributable to CHS Inc.	343,707	275,086	250,796	122,797

RISK FACTORS

              Any investment in the Class B Series 4 Preferred Stock involves a high degree of risk. You should carefully consider all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision, including the risk factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended August 31, 2014. The risks and uncertainties described herein and therein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or otherwise adversely affect us. If any of those risks actually occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected and our ability to pay dividends on, or make other payments with respect to, the Class B Series 4 Preferred Stock could be impaired, which we refer to collectively as a "material adverse effect on us," or comparable language, below. These risks also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

              The information contained within Part I, Item 1A Risk Factors in our Annual Report on Form 10-K for the year ended August 31, 2014 is incorporated herein by reference. There have been no material changes to our risk factors disclosed in Part I, Item 1A of our Annual Report on Form 10-K for the year ended August 31, 2014. The following risk factors are specific to the Class B Series 4 Preferred Stock offered hereby.

An active trading market for the Class B Series 4 Preferred Stock may not develop or be maintained, which may adversely affect the timing and price for any resales.

              An active trading market for the Class B Series 4 Preferred Stock may not develop or be maintained and there can be no assurance that any trading market for the Class B Series 4 Preferred Stock will be liquid. If you decide to sell your Class B Series 4 Preferred Stock, there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your Class B Series 4 Preferred Stock or your ability to sell your Class B Series 4 Preferred Stock at all.

If you are able to resell your Class B Series 4 Preferred Stock, many factors may affect the price you receive, which may be lower than your original purchase price or lower than you believe to be appropriate.

              As with other publicly traded securities, many factors could affect the market price of your Class B Series 4 Preferred Stock. In addition to those factors relating to CHS and the Class B Series 4 Preferred Stock described elsewhere in this "Risk Factors" section and elsewhere in this prospectus supplement and the accompanying prospectus, or incorporated by reference in this prospectus supplement and the accompanying prospectus, the market price of our Class B Series 4 Preferred Stock could be affected by conditions in, and perceptions of, agricultural and energy markets and companies and also by broader, general market, political and economic conditions.

              Furthermore, U.S. securities markets have experienced price and volume volatility that has affected many companies' securities prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of your Class B Series 4 Preferred Stock. As a result of these factors, you may only be able to sell your Class B Series 4 Preferred Stock, if at all, at a price below your original purchase price or below the price you believe to be appropriate.

Issuances of substantial amounts of Class B Series 4 Preferred Stock or other preferred stock could adversely affect the market price of your Class B Series 4 Preferred Stock.

              From time to time in the future, we may sell additional shares of Class B Series 4 Preferred Stock or other preferred equity securities to public or private investors. Future sales of Class B Series 4

Preferred Stock or other preferred equity securities or the availability of Class B Series 4 Preferred Stock or other preferred equity securities for sale may adversely affect the market price for your Class B Series 4 Preferred Stock or our ability to raise additional equity capital.

Changes in market conditions, including market interest rates, may decrease the market price for the Class B Series 4 Preferred Stock.

              The terms of the Class B Series 4 Preferred Stock are fixed and will not change following issuance, even if market conditions with respect to those terms fluctuate. This may mean that you could obtain a higher return from an investment in floating rate securities if market interest rates rise in the future. It also means that an increase in market interest rates is likely to decrease the market price for the Class B Series 4 Preferred Stock.

You will have limited voting rights.

              As a holder of the Class B Series 4 Preferred Stock, you will be entitled to vote as a class with the holders of all other outstanding Class B Preferred Stock only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the Class B Preferred Stock if the amendment, alteration or repeal would adversely affect the powers, rights or preferences of the holders of Class B Preferred Stock or that would create a class or series of senior equity securities. Holders of the Class B Series 4 Preferred Stock will have voting rights in respect of amendments that solely relate to the Class B Series 4 Preferred Stock and affect holders thereof in an adverse manner. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions and other amendments to our articles of incorporation that would not adversely affect the powers, rights and preferences of the Class B Series 4 Preferred Stock and would not create a class or series of senior equity securities.

Our equity is subject to a first lien in favor of CHS.

              Under our articles of incorporation, all equity we issue (including the Class B Series 4 Preferred Stock) is subject to a first lien in favor of us for any indebtedness we extend to the holders of such equity, if any. We have not taken any steps to date to perfect this lien against shares of the Class B Series 4 Preferred Stock. If we perfect this interest in the future, your shares of the Class B Series 4 Preferred Stock could be encumbered by our interest therein to the extent of any indebtedness you owe to CHS.

Payment of dividends on the Class B Series 4 Preferred Stock is not guaranteed.

              Although dividends on the Class B Series 4 Preferred Stock are cumulative, our Board of Directors must approve the actual payment of those dividends. Our Board of Directors can elect at any time or from time to time, and for an indefinite duration, not to pay any or all accumulated dividends. Our Board of Directors could do so for any reason, including, without limitation, the following:

  •
  poor historical or projected cash flows;

  •
  the need to make payments on our indebtedness;

  •
  concluding that the payment of dividends would cause us to breach the terms of any indebtedness or other instrument or agreement, such as financial ratio covenants; or

  •
  determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

The amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.

              The payment due upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to, and including, the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your Class B Series 4 Preferred Stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Your liquidation rights will be subordinate to those of holders of our indebtedness and of any senior equity securities we may issue in the future and there is no limitation on our ability to issue additional preferred equity securities that rank equally with the Class B Series 4 Preferred Stock upon liquidation.

              There are no restrictions in the terms of the Class B Series 4 Preferred Stock on our ability to incur indebtedness. As of November 30, 2014, we had approximately $1.3 billion of outstanding long-term debt. We can also, with the consent of holders of a majority of the outstanding shares of our Class B Preferred Stock, voting together as a class, issue preferred equity securities that are senior as to dividend and liquidation payments to the Class B Series 4 Preferred Stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our Class B Series 4 Preferred Stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank equally with the Class B Series 4 Preferred Stock as to dividend and liquidation payments and any amounts remaining after the payments to holders of senior equity securities would be split among all holders of those securities, which might result in your receiving less than the full amount to which you would otherwise be entitled.

The Class B Series 4 Preferred Stock is redeemable at our option.

              We may, at our option, redeem some or all of the Class B Series 4 Preferred Stock on and after                        , 2025, to the extent we have funds legally available for such purpose. If we redeem your Class B Series 4 Preferred Stock, you will be entitled to receive a redemption price equal to $25.00 per share plus accumulated and unpaid dividends to, and including, the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the Class B Series 4 Preferred Stock had the shares of the Class B Series 4 Preferred Stock not been redeemed.

Our cooperative structure limits our ability to access equity capital.

              As a cooperative, we may not sell common stock in our company. In addition, existing laws and our articles of incorporation and bylaws contain limitations on dividends of 8% per annum on any preferred stock that we may issue. These limitations may restrict our ability to raise equity capital and may adversely affect our ability to compete with enterprises that do not face similar restrictions.

To service and refinance our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 4 Preferred Stock) and fund our capital and liquidity needs, we will require a significant amount of cash, and we cannot assure you that we will generate sufficient cash, or have access to sufficient funding, for such purposes, and such failure would have a material adverse effect on us.

              To service and refinance our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 4 Preferred Stock) and fund our capital and liquidity needs, we will require a significant amount of cash. Our ability to raise capital is, to a certain extent, subject to economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, we cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings or alternative financing will be available to us on favorable terms, or at all, in an amount sufficient to enable us to service and refinance, at or before maturity, our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 4 Preferred Stock) and fund our capital and liquidity needs, which would have a material adverse effect on us.

The Class B Series 4 Preferred Stock may not be a suitable investment for all investors.

              Each potential investor must make its own determination of the suitability of any investment in the Class B Series 4 Preferred Stock, with particular reference to its own investment objectives and experience, and any other factors which may be relevant to it in connection with such investment, either alone or with the help of a financial advisor. In particular, each potential investor should:

  •
  have sufficient knowledge and experience to make a meaningful evaluation of us, the terms of the Class B Series 4 Preferred Stock and their offering, the merits and risks of investing in the Class B Series 4 Preferred Stock and the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus;

  •
  have access to, knowledge of, and appropriate analytical tools to evaluate, in the context of its particular situation, an investment in the Class B Series 4 Preferred Stock and the impact the Class B Series 4 Preferred Stock will have on its overall investment portfolio;

  •
  have sufficient financial resources and liquidity to bear all of the risks of an investment in the Class B Series 4 Preferred Stock for an indefinite period of time since the Class B Series 4 Preferred Stock has no stated maturity and holders may not require us to redeem their Class B Series 4 Preferred Stock absent a change in control, and there can be no assurance that we will exercise our optional right to redeem the Class B Series 4 Preferred Stock and, even if we do exercise such right, it may not be financially attractive to the holders of the Class B Series 4 Preferred Stock since the redemption price for the Class B Series 4 Preferred Stock will be fixed at 100% of the liquidation preference thereof plus accumulated and unpaid dividends, if any, thereon, and it is likely that we would choose to exercise such optional redemption right only when prevailing interest rates have declined, which would adversely affect a holder's ability to reinvest the redemption proceeds in a comparable security at the same or higher yield;

  •
  understand thoroughly the terms of the Class B Series 4 Preferred Stock and be familiar with the behavior of financial markets and of any financial variable which might have an impact on the return on the Class B Series 4 Preferred Stock; and

  •
  be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

USE OF PROCEEDS

              We estimate that the net proceeds from our sale of the Class B Series 4 Preferred Stock will be approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and offering expenses payable by us.

              We intend to use the net proceeds of this offering to partially fund the anticipated construction of a nitrogen fertilizer manufacturing plant to be located in Spiritwood, North Dakota, which would provide the region's farmers with enhanced supplies of crop nutrients essential to raising corn and other crops. Although the exact cost of that construction is still uncertain, we currently expect that it would have a total cost of approximately $3.0 billion. In September 2014, we took an initial step in financing this project by issuing 19,700,000 shares of Class B Series 3 Preferred Stock. That issuance of Class B Series 3 Preferred Stock yielded approximately $476.8 million in cash after underwriting discounts and offering expenses. We currently anticipate that any additional funds necessary to complete the construction would come from a combination of cash on hand, operating cash flows, corporate financing and/or other future capital raising transactions (which may consist of debt or equity or both).

              Pending the use described above, we intend to invest the net proceeds of this offering in United States government securities and other short-term, investment-grade, interest-bearing instruments.

 MEMBERSHIP IN CHS AND AUTHORIZED CAPITAL

Introduction

              We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Our patrons, not us, are subject to income taxes on income from patronage sources, which is distributed to them as qualified patronage. We are subject to income taxes on undistributed patronage income, non-qualified patronage distributions and non-patronage-sourced income. See "—Tax Treatment" below.

Distribution of Net Income; Patronage Dividends

              We are required by our organizational documents annually to distribute net earnings derived from patronage business with members to members on the basis of patronage, except that our Board of Directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business. We may also distribute net income derived from patronage business with a non-member if we have agreed to conduct business with the non-member on a patronage basis. Net income from non-patronage business may be distributed to members or added to the unallocated capital reserve, in whatever proportions our Board of Directors deems appropriate. Our current policy is to allocate non-patronage income to a capital reserve.

              These distributions, referred to as "patronage dividends," may be made in cash, qualified and non-qualified patrons' equities, revolving fund certificates, our securities, securities of others or any combination designated by our Board of Directors. Patronage dividends for a given fiscal year are distributed in the following fiscal year. For distributions relating to fiscal 2012 and 2011 activity, our Board of Directors approved the distributed qualified patronage dividends to be in the form of 35% cash and 65% patrons' equity for individuals and 40% cash and 60% patrons' equity for non-individuals (see "—Patrons' Equities" below). Beginning with fiscal 2013 activity, our Board of Directors approved the distributed qualified patronage dividends to be in the form of 40% cash and 60% patrons' equity for both individuals and non-individuals. In fiscal 2013 a portion of patronage refunds were in the form of non-qualified patrons' equities. In addition, our Board of Directors authorized, in accordance with our bylaws, that 10% of the earnings from patronage business be added to our capital reserves. Our Board of Directors may change the mix in the form of the patronage dividends in the future. In making distributions, our Board of Directors may use any method of allocation that, in its judgment, is reasonable and equitable.

              Patronage dividends distributed during the years ended August 31, 2014, 2013 and 2012 were $841.1 million ($286.8 million in cash), $976.0 million ($380.9 million in cash) and $676.3 million ($260.7 million in cash), respectively.

              Patronage dividends distributed during the three months ended November 30, 2014 were $1.6 million ($0.6 million in cash). There were no patronage dividends distributed during the three months ended November 30, 2013.

8% Cumulative Redeemable Preferred Stock

              On January 12, 2015, we had 12,272,003 shares of 8% Cumulative Redeemable Preferred Stock outstanding. The 8% Cumulative Redeemable Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCP". Dividends paid on our 8% Cumulative Redeemable Preferred Stock were $6.1 million during the three months ended November 30, 2014.

              Holders of our 8% Cumulative Redeemable Preferred Stock are entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. In the event of our liquidation, holders of our 8% Cumulative Redeemable Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the 8% Cumulative Redeemable Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the 8% Cumulative Redeemable Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the 8% Cumulative Redeemable Preferred Stock. Shares of any class or series of our capital stock that are not junior to the 8% Cumulative Redeemable Preferred Stock, including the Class B Series 4 Preferred Stock offered hereby, rank equally with the 8% Cumulative Redeemable Preferred Stock as to the payment of dividends and the distribution of assets.

              We may, at our option, at any time on or after July 18, 2023, redeem the 8% Cumulative Redeemable Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the 8% Cumulative Redeemable Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the 8% Cumulative Redeemable Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of 8% Cumulative Redeemable Preferred Stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The 8% Cumulative Redeemable Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the 8% Cumulative Redeemable Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of two-thirds of the outstanding 8% Cumulative Redeemable Preferred Stock will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the 8% Cumulative Redeemable Preferred Stock if the amendment adversely affects the rights or preferences of the 8% Cumulative Redeemable Preferred Stock; or (ii) the creation of any class or series of equity securities having rights senior to the 8% Cumulative Redeemable Preferred Stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS. Holders of the 8% Cumulative Redeemable Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Class B Series 1 Preferred Stock

              On January 12, 2015, we had 18,071,363 shares of Class B Series 1 Preferred Stock outstanding. The Class B Series 1 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCO". Dividends paid on our Class B Series 1 Preferred Stock during the three months ended November 30, 2014 were $8.9 million.

              Holders of our Class B Series 1 Preferred Stock are entitled to receive cash dividends at the rate of $1.96875 per share per year when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. In the event of our liquidation, holders of our Class B Series 1 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the Class B Series 1 Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the Class B Series 1 Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the Class B Series 1 Preferred Stock. Shares of any class or series of our capital stock that are not junior to the Class B Series 1 Preferred Stock, including the Class B Series 4 Preferred Stock offered hereby, rank equally with the Class B Series 1 Preferred Stock as to the payment of dividends and the distribution of assets.

              Our Class B Series 1 Preferred Stock has the same voting rights, and is ranked equally with, the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock, the Class B Series 4 Preferred Stock and any series of Class B Preferred Stock we issue in the future (except with respect to voting rights of the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock and the Class B Series 4 Preferred Stock to each vote separately as a series in respect of amendments solely relating to such series of Class B Preferred Stock and adversely affecting the holders thereof). We may, at our option, at any time on or after September 26, 2023, redeem the Class B Series 1 Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the Class B Series 1 Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the Class B Series 1 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of Class B Series 1 Preferred Stock, at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The Class B Series 1 Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the Class B Series 1 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding Class B Preferred Stock, voting as a class, will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock, if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock, as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up. Holders of the Class B Series 1 Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Class B Series 2 Preferred Stock

              On January 12, 2015, we had 16,800,000 shares of Class B Series 2 Preferred Stock outstanding. The Class B Series 2 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCN". Dividends paid on our Class B Series 2 Preferred Stock during the three months ended November 30, 2014 were $7.5 million.

              Holders of our Class B Series 2 Preferred Stock are entitled to receive cash dividends at the rate of $1.775 per share per year to but excluding March 31, 2024, and, thereafter, at an annual rate equal to the three-month LIBOR, as determined for the applicable quarterly period, plus 4.298%, but in no event will the sum of such annual rate and spread be greater than 8.00% per annum, when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. In the event of our liquidation, holders of our Class B Series 2 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on such share to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the Class B Series 2 Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the Class B Series 2 Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the Class B Series 2 Preferred Stock. Shares of any class or series of our capital stock that are not junior to the Class B Series 2 Preferred

Stock, including the Class B Series 4 Preferred Stock offered hereby, rank equally with the Class B Series 2 Preferred Stock as to the payment of dividends and the distribution of assets.

              Our Class B Series 2 Preferred Stock has the same voting rights, and is ranked equally with, the Class B Series 1 Preferred Stock, Class B Series 3 Preferred Stock, Class B Series 4 Preferred Stock and any series of Class B Preferred Stock we issue in the future (except with respect to voting rights of the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock and the Class B Series 4 Preferred Stock to each vote separately as a series in respect of amendments solely relating to such series of Class B Preferred Stock and adversely affecting the holders thereof). We may, at our option, at any time on or after March 31, 2024, redeem the Class B Series 2 Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the Class B Series 2 Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the Class B Series 2 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of Class B Series 2 Preferred Stock, at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The Class B Series 2 Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the Class B Series 2 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding Class B Preferred Stock, voting as a class, will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock, if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock, as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up. In addition, the affirmative vote of a majority of the outstanding Class B Series 2 Preferred Stock, voting as a series, will be required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 2 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 2 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 2 Preferred Stock. Holders of the Class B Series 2 Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Class B Series 3 Preferred Stock

              On January 12, 2015, we had 19,700,000 shares of Class B Series 3 Preferred Stock outstanding. The Class B Series 3 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCM". The first dividend payment with respect to our Class B Series 3 Preferred Stock was made on December 31, 2014.

              Holders of our Class B Series 3 Preferred Stock are entitled to receive cash dividends at the rate of $1.6875 per share per year to but excluding September 30, 2024, and, thereafter, at an annual rate equal to the three-month LIBOR, as determined for the applicable quarterly period, plus 4.155%, but in no event will the sum of such annual rate and spread be greater than 8.00% per annum, when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. In the event of our liquidation, holders of our Class B Series 3 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on such share to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the Class B Series 3 Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the Class B Series 3

Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the Class B Series 3 Preferred Stock. Shares of any class or series of our capital stock that are not junior to the Class B Series 3 Preferred Stock, including the Class B Series 4 Preferred Stock offered hereby, rank equally with the Class B Series 3 Preferred Stock as to the payment of dividends and the distribution of assets.

              Our Class B Series 3 Preferred Stock has the same voting rights, and is ranked equally with, the Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 4 Preferred Stock and any series of Class B Preferred Stock we issue in the future (except with respect to voting rights of the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock and the Class B Series 4 Preferred Stock to each vote separately as a series in respect of amendments solely relating to such series of Class B Preferred Stock and adversely affecting the holders thereof). We may, at our option, at any time on or after September 30, 2024, redeem the Class B Series 3 Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the Class B Series 3 Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the Class B Series 3 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of Class B Series 3 Preferred Stock, at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The Class B Series 3 Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the Class B Series 3 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding Class B Preferred Stock, voting as a class, will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock, if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock, as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up. In addition, the affirmative vote of a majority of the outstanding Class B Series 3 Preferred Stock, voting as a series, will be required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 3 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 3 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 3 Preferred Stock. Holders of the Class B Series 3 Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Patrons' Equities

              Patrons' equities are in the form of book entries and represent a right to receive cash or other property when we redeem them. Patrons' equities form part of our capital, do not bear interest, and are not subject to redemption upon request of a patron. Patrons' equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, which may be modified at any time without member consent. Redemptions of capital equity certificates approved by our Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual program for qualified equities held by them and another for individuals who are eligible for qualified equity redemptions at age 70 or upon death. In accordance with authorization from our Board of Directors, we expect total redemptions related to the year ended August 31, 2014, that will be distributed in fiscal 2015, to be approximately $130.1 million, of which $2.6 million was redeemed in cash during the three months ended November 30, 2014, compared to $2.5 million distributed in cash during the three months ended November 30, 2013.

              Cash redemptions of qualified patrons' and other equities during the years ended August 31, 2014, 2013 and 2012 were $99.6 million, $193.4 million and $145.7 million, respectively.

              On August 25, 2014, we issued 6,752,188 shares of Class B Series 1 Preferred Stock to redeem approximately $200.0 million of our patrons' equities.

Governance

              We are managed by a Board of Directors of not less than 17 persons elected by the members at our annual meeting. Terms of directors are staggered so that no more than seven directors are elected in any year. Our Board of Directors is currently composed of 17 directors. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of our members, except for the higher vote described under "—Certain Antitakeover Measures" below.

Membership

              Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

              As a membership cooperative, we do not have common stock. We may issue equity or debt instruments, on a patronage basis or otherwise, to our members. We have two classes of outstanding membership. Individual members are individuals actually engaged in the production of agricultural products. Cooperative associations are associations of agricultural producers and may be either cooperatives or other associations organized and operated under the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended.

Voting Rights

              Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt instruments. Members that are cooperative associations are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

              Members who are individuals are entitled to one vote each. Individual members may exercise their voting power directly or through patrons' associations affiliated with a grain elevator, feed mill, seed plant or any other of our facilities (with certain historical exceptions) recognized by our Board of Directors. The number of votes of patrons' associations is determined under the same formula as cooperative association members.

              Most matters submitted to a vote of the members require the approval of a majority of the votes cast at a meeting of the members, although certain actions require a greater vote. See "—Certain Antitakeover Measures" below.

Debt and Equity Instruments

              We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons. Capital equity certificates issued by us are subject to a first lien in favor of us for all indebtedness of the holder to us. On November 30, 2014, our outstanding capital included patrons' equities (consisting of capital equity certificates and non-patronage equity certificates), 8% Cumulative Redeemable Preferred Stock,

Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 3 Preferred Stock and certain capital reserves.

              Dividends, which may be cumulative, may be paid on equity capital of CHS that is established in accordance with our articles of incorporation, provided that dividends on such equity capital may not exceed eight percent (8%) per annum. Unless otherwise expressly authorized by our Board of Directors, preferred stock established and issued pursuant to CHS's articles of incorporation may only be sold or transferred with the approval of our Board of Directors. Our Board of Directors has expressly authorized the listing and trading of the Class B Series 4 Preferred Stock on the NASDAQ Stock Market and transfer of shares of Class B Series 4 Preferred Stock in connection therewith.

Distribution of Assets upon Dissolution; Merger and Consolidation

              In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, all of our debts and liabilities would be paid first according to their respective priorities. After such payment, the holders of each share of our Class B Series 4 Preferred Stock, 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 3 Preferred Stock and other equity securities would then be entitled to receive payment, out of available assets, in accordance with their respective liquidation preferences. After such distribution to the holders of equity capital, any excess would be paid to patrons on the basis of their past patronage with us. Our bylaws provide for the allocation among our members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures

              Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if our Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a "hostile takeover," the amendment must be adopted by 80% of the total voting power of our members.

              The approval of not less than two-thirds of the votes cast at a meeting is required to approve a "change of control" transaction which would include a merger, consolidation, liquidation, dissolution or sale of all or substantially all of our assets. If our Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term "hostile takeover" is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment

              Subchapter T of the Internal Revenue Code of 1986, as amended (the "Code"), sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

              As a cooperative, we are not taxed on qualified patronage (minimum cash requirement of 20%) allocated to our patrons either in the form of equities or cash. Consequently, those amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified written notices of allocation) are taxable to us when allocated. Upon redemption of any non-qualified written notices of allocation, the amount is deductible to us and taxable to the patron.

              Income derived by us from non-patronage sources is not entitled to the "single tax" benefit of Subchapter T and is taxed to us at corporate income tax rates.

              Prior to September 2013, NCRA was not consolidated for tax purposes. On September 1, 2013, NCRA began to be consolidated for tax purposes when our ownership increased to greater than 80%.

DESCRIPTION OF CLASS B SERIES 4 PREFERRED STOCK

              The following description of Class B Series 4 Preferred Stock is a summary of the terms and provisions of the Class B Series 4 Preferred Stock offered hereby. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of our articles of incorporation, bylaws and the resolutions establishing the terms of the Class B Series 4 Preferred Stock.

General

              The shares of Class B Series 4 Preferred Stock are shares of a series of a class of preferred equity securities created by our Board of Directors. Subject to the restrictions noted below under "—Voting Rights," there is no limit on the number of shares in the series or the class and shares may be issued from time to time. Our Board of Directors has expressly authorized the initial sale and subsequent transfers of shares of Class B Series 4 Preferred Stock without limitation in accordance with our articles of incorporation. The Class B Series 4 Preferred Stock will, when issued, be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

Ranking

              With respect to the payment of dividends and amounts payable upon liquidation, the Class B Series 4 Preferred Stock will rank (i) senior to any patronage refund, patrons' equities and any class or series of our capital stock or equity capital designated by our Board of Directors as junior to the Class B Series 4 Preferred Stock, (ii) junior to all shares of capital stock or equity capital of CHS which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of our Class B Preferred Stock, voting together as a class) senior to the Class B Series 4 Preferred Stock and (iii) on a parity with the 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 3 Preferred Stock and all other shares of capital stock or equity capital of CHS other than shares of capital stock or equity capital of CHS which, by their terms, rank junior or (with the approval of the holders of a majority of the outstanding shares of our Class B Preferred Stock, voting together as a class) senior to the Class B Series 4 Preferred Stock.

Dividends

              Holders of the Class B Series 4 Preferred Stock shall be entitled to receive, if, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate (the "Dividend Rate") of       % per annum of the liquidation preference of $25.00 per share (equivalent to $          per share per annum).

              Dividends on the Class B Series 4 Preferred Stock shall accumulate from, and including,              , 2015 and, if, when and as declared by our Board of Directors at its election, shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 (each, a "Dividend Payment Date"). In the event that a Dividend Payment Date falls on a day that is not a Business Day, then the amounts payable on such Dividend Payment Date will be paid on the next succeeding Business Day without the accumulation of additional dividends. The first dividend on the Class B Series 4 Preferred Stock will be payable on              , 2015. If we issue additional shares of Class B Series 4 Preferred Stock, dividends on those additional shares will commence from, and including, the original issuance date of those additional shares, except with respect to any shares issued upon the exercise of the underwriters' over-allotment option to purchase additional shares of Class B Series 4 Preferred Stock, which will accrue dividends from the original date of issuance of the Class B Series 4 Preferred Stock. "Business Day" means any day other than a Saturday, a Sunday, or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed.

              Any dividends payable on the Class B Series 4 Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of CHS at the close of business on the applicable record date, which shall be the 10th day prior to the applicable Dividend Payment Date or such other date designated by our Board of Directors that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). We may, in our sole discretion, pay dividends by any one or more of the following means:

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  check mailed to the address of the record holder as it appears on our books;

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  electronic transfer in accordance with instructions provided by the record holder; or

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  any other means mutually agreed between us and the record holder.

              The amount of any dividends accumulated on any Class B Series 4 Preferred Stock on any Dividend Payment Date shall be the amount of any unpaid dividends accumulated thereon from, and including, the immediately preceding Dividend Payment Date on which full dividends have been paid or the date of original issuance, whichever is later, to, but excluding, such Dividend Payment Date, and the amount of dividends accumulated on any Class B Series 4 Preferred Stock on any date other than a Dividend Payment Date shall be equal to the sum of the amount of any unpaid dividends accumulated thereon from, and including, the immediately preceding Dividend Payment Date on which full dividends have been paid or the date of original issuance, whichever is later, to, but excluding, such date. Dividends on the Class B Series 4 Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

              The Class B Series 4 Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described herein, and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Class B Series 4 Preferred Stock which may be in arrears.

              No dividends on the Class B Series 4 Preferred Stock shall be authorized by our Board of Directors or be paid or set apart for payment by us at such time as the terms and provisions of any agreement of CHS, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

              Any dividend payment made on the Class B Series 4 Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such Class B Series 4 Preferred Stock which remains payable.

              We may not make any distribution to the holders of, or redeem, purchase, repurchase or otherwise acquire for consideration, any capital stock, equity capital or patrons' equities that rank junior to the Class B Series 4 Preferred Stock unless and until all accumulated and unpaid dividends on the Class B Series 4 Preferred Stock and on any class or series of our capital stock or equity capital ranking on a parity with the Class B Series 4 Preferred Stock, including the full dividend for the then-current dividend period, shall have been paid or declared and set apart for payment. For these purposes, a "distribution" does not include any distribution made in connection with any distribution solely in capital stock, equity capital or patrons' equities that rank junior to the Class B Series 4 Preferred Stock or our liquidation, dissolution or winding up, which will be governed by the provisions summarized under "—Liquidation Preference" below.

              When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Class B Series 4 Preferred Stock and all other shares of our capital stock or equity capital ranking on a parity as to dividends with the Class B Series 4 Preferred Stock, dividends may not be declared or paid on, and we may not redeem, purchase, repurchase or otherwise acquire for consideration, the Class B Series 4 Preferred Stock or such other shares of capital stock or equity capital except that dividends may be declared and paid on, and we may redeem, purchase, repurchase or otherwise acquire for consideration, the Class B Series 4 Preferred Stock and such other shares of capital stock or equity capital on a pro rata basis so that the amount of dividends declared and paid per share of Class B Series 4 Preferred Stock and per each such other share of capital stock or equity capital shall in all cases bear to each other the same ratio that the dividends (which shall include accumulated dividends in the case of the Class B Series 4 Preferred Stock and any other shares of capital stock or equity capital of CHS entitled to cumulative dividends) per share of Class B Series 4 Preferred Stock and per such other share of capital stock or equity capital bear to each other.

Liquidation Preference

              In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the Class B Series 4 Preferred Stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to, and including, the date of distribution. This distribution to the holders of the Class B Series 4 Preferred Stock will be made before any payment is made or assets distributed to the holders of any patrons' equities or any shares of our capital stock or equity capital that rank junior to the Class B Series 4 Preferred Stock but after the payment of all liabilities and the liquidation preference of any shares of our capital stock or equity capital that rank senior to the Class B Series 4 Preferred Stock. We currently do not have any capital stock or equity capital that ranks senior to our Class B Preferred Stock, and all Class B Preferred Stock ranks equally with each other. Creation of capital stock or equity capital that ranks senior to the Class B Preferred Stock would require the approval of a majority of the outstanding shares of our Class B Preferred Stock, voting together as a class. Any distribution to the holders of the Class B Series 4 Preferred Stock will be made ratably among the holders of the Class B Series 4 Preferred Stock and any other shares of our capital stock or equity capital that rank as to liquidation rights on a parity with the Class B Series 4 Preferred Stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of Class B Series 4 Preferred Stock, the holders of the Class B Series 4 Preferred Stock will not participate further in the distribution of our assets upon our liquidation, dissolution or winding up.

              Neither a consolidation or merger with or into another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute our liquidation, dissolution or winding up.

Redemption

    Redemption At Our Option

              The Class B Series 4 Preferred Stock is not redeemable prior to              , 2025. On and after              , 2025, CHS, at its option, may redeem the Class B Series 4 Preferred Stock for cash, in whole or in part, at a per share redemption price (the "Redemption Price") equal to the per share liquidation preference of $25.00, plus all dividends accumulated and unpaid on that share to, and including, the date of redemption (the "Redemption Date"), payable in cash, to the extent CHS has funds legally available therefor; provided, however, that if a Redemption Date falls on or after a Dividend Record Date relating to a Dividend Payment Date, dividends will be payable on such Dividend Payment Date to holders of the Class B Series 4 Preferred Stock on such Dividend Record Date.

              A notice of redemption will be mailed by CHS (or, if at such time there is a registrar other than CHS for the Class B Series 4 Preferred Stock, then furnished by us to, and mailed by, such registrar), postage prepaid, not less than 30 nor more than 60 days prior to the Redemption Date, addressed to each holder of record of the Class B Series 4 Preferred Stock to be redeemed at the address set forth in the share transfer records of CHS (or such registrar). No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Class B Series 4 Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law, such notice shall state: (i) the Redemption Date; (ii) the Redemption Price; (iii) the number of shares of Class B Series 4 Preferred Stock to be redeemed; (iv) the time, place and manner in which the holder shall surrender to CHS the shares of Class B Series 4 Preferred Stock for payment of the Redemption Price, including the steps that a holder should take with respect to any certificates representing the shares of Class B Series 4 Preferred Stock which have been lost, stolen or destroyed or for any uncertificated shares; and (v) that dividends on the Class B Series 4 Preferred Stock to be redeemed will cease to accumulate on such Redemption Date, assuming payment of the Redemption Price is made on such date. If fewer than all shares of Class B Series 4 Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Class B Series 4 Preferred Stock to be redeemed from such holder.

              If notice of redemption of any Class B Series 4 Preferred Stock has been given in accordance with the preceding paragraph and provided that on or before the Redemption Date specified in such notice all funds necessary for payment of such Redemption Price shall have been irrevocably set aside by us in trust for the benefit of the holders of any Class B Series 4 Preferred Stock so called for redemption, then from and after such Redemption Date dividends will cease to accumulate on such Class B Series 4 Preferred Stock, and such Class B Series 4 Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such Class B Series 4 Preferred Stock will terminate, except the right to receive the Redemption Price. Upon surrender, in accordance with such notice, of certificates for any Class B Series 4 Preferred Stock so redeemed (properly endorsed or assigned for transfer, if we shall so require and the notice shall so state), such Class B Series 4 Preferred Stock shall be redeemed by us at the Redemption Price. In case fewer than all shares of Class B Series 4 Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Class B Series 4 Preferred Stock without cost to the holder. Each surrendered certificate will be cancelled.

              We shall not redeem less than all of the outstanding shares of the Class B Series 4 Preferred Stock unless all dividends accumulated and unpaid upon all then outstanding shares of the Class B Series 4 Preferred Stock have been paid for all past dividend periods.

              In addition, we may not make any purchases of Class B Series 4 Preferred Stock on the open market at any time when there are accumulated and unpaid dividends for one or more past dividend periods with respect to the Class B Series 4 Preferred Stock.

              In case of redemption of less than all shares of Class B Series 4 Preferred Stock at the time outstanding, we shall designate by lot, or in such other manner as our Board of Directors may determine, the Class B Series 4 Preferred Stock to be redeemed, or we shall effect such redemption pro rata from the holders of record of such Class B Series 4 Preferred Stock in proportion to the number of shares of Class B Series 4 Preferred Stock held by such holders (with adjustments to avoid redemption of fractional shares). See also "—Form, Book-Entry System and Transfer" below.

              The Class B Series 4 Preferred Stock will not have a stated maturity and, except as provided below under "—Redemption At the Holder's Option," holders thereof will not have the right to require us to redeem all or any portion of their Class B Series 4 Preferred Stock.

    Redemption At the Holder's Option

              If at any time there has been a change in control (as defined below), each holder of shares of the Class B Series 4 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of Class B Series 4 Preferred Stock owned by that holder. Not later than 130 days after the date of the change in control (or, if that date is not a Business Day, the next succeeding Business Day) we will redeem all shares holders have elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price per share will be equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share, whether or not declared, to, and including, the date of redemption; provided, however, that if a date of redemption falls on or after a Dividend Record Date relating to a Dividend Payment Date, dividends will be payable on such Dividend Payment Date to holders of Class B Series 4 Preferred Stock on such Dividend Record Date.

              A "change in control" will have occurred if, in connection with a merger or consolidation that has been approved by our Board of Directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our Board of Directors on January 1, 2013, together with those persons who became members of our Board of Directors after that date at our annual meeting, have ceased to constitute a majority of our Board of Directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our Board of Directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

    Effect of Redemption

              From and after the applicable redemption date, if funds necessary for the redemption are available and have been irrevocably deposited or set aside, then:

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  dividends will cease to accumulate with respect to the shares of Class B Series 4 Preferred Stock called for redemption;

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  the shares will no longer be deemed outstanding;

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  the holders of the shares will cease to be shareholders; and

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  all rights with respect to the shares of Class B Series 4 Preferred Stock will terminate except the right of the holders to receive the redemption price, without interest.

    Purchases

              In accordance with applicable law, we may at any time and from time to time in compliance with applicable law purchase shares of Class B Series 4 Preferred Stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for one or more past dividend periods.

Voting Rights

              Except as described below, the holders of the Class B Series 4 Preferred Stock have only those voting rights that are required by applicable law. As a result, the holders of the Class B Series 4 Preferred Stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

              Unless the shares of Class B Series 4 Preferred Stock are redeemed in full pursuant to their terms, the affirmative vote of the holders of a majority of the outstanding shares of the Class B

Series 4 Preferred Stock, voting with all other outstanding Class B Preferred Stock, as a class, is required:

  •
  for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock if the amendment, alteration or repeal adversely affects the powers, rights or preferences of the holders of Class B Preferred Stock; and

  •
  to establish, by board resolution or otherwise, any class or series of capital stock or equity capital having rights senior to the Class B Preferred Stock as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary.

              The affirmative vote of the holders of a majority of the outstanding shares of the Class B Series 4 Preferred Stock, voting as a series, is required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 4 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 4 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 4 Preferred Stock.

              The creation and issuance of any class or series of capital stock, equity capital or patrons' equities ranking on a parity with or junior to the Class B Series 4 Preferred Stock, including an increase in the authorized number of shares of any such class or series, will not be deemed to adversely affect the rights or preferences of the Class B Series 4 Preferred Stock.

              Our Board of Directors' ability to authorize, without approval of the holders of the Class B Series 4 Preferred Stock, the issuance of additional classes or series of capital stock, equity capital or patrons' equities with conversion and other rights may adversely affect you as a holder of Class B Series 4 Preferred Stock.

No Exchange or Conversion Rights; No Sinking Fund

              Shares of the Class B Series 4 Preferred Stock are not exchangeable for or convertible into other shares of our capital stock or any other securities or property. The Class B Series 4 Preferred Stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

              For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see "Membership in CHS and Authorized Capital—Certain Antitakeover Measures."

              As noted above under "Risk Factors—Our equity is subject to a first lien in favor of CHS," under our articles of incorporation all equity we issue (including the Class B Series 4 Preferred Stock) is subject to a first lien in favor of us for any indebtedness we extend to the holders of such equity, if any. However, we have not to date taken, and do not intend to take, any steps to perfect this lien against shares of the Class B Series 4 Preferred Stock.

Form, Book-Entry System and Transfer

              The Class B Series 4 Preferred Stock will be issued in the form of a fully registered global certificate that is deposited with a custodian for, and registered in the name of, DTC or its nominee, Cede & Co. Unless and until exchanged, in whole or in part, for Class B Series 4 Preferred Stock in fully registered certificated form, a global certificate may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

              Interests in a global certificate may also be held through Clearstream or Euroclear, in each case, as a participant in DTC. Euroclear and Clearstream will hold interests on behalf of their participants through customers' securities accounts in the names of Euroclear and Clearstream on the books of their respective depositaries, which in turn will hold such interests in customers' securities in the depositaries' names on DTC's books.

              Because of time-zone differences, if you are a U.S. investor who holds your interests in a global certificate through these systems and wish on a particular day to transfer your interests, or to receive or make a payment or delivery or exercise any other right with respect to your interests, you may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, if you wish to exercise rights that expire on a particular day, you may need to act before the expiration date. In addition, if you hold your interests through both DTC and Euroclear or Clearstream, you may need to make special arrangements to finance any purchases or sales of your interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

DTC, Euroclear and Clearstream

              The information set forth below in connection with DTC, Euroclear and Clearstream is subject, without notice, to any change in, or reinterpretation of, the rules, regulations and procedures of the clearing systems currently in effect made by those clearing systems, and neither CHS nor the underwriters take any responsibility for the performance of these procedures or the compliance with those rules and regulations. The information about each of them set forth below has been obtained from sources that CHS believes to be reliable, but neither CHS nor the underwriters take any responsibility for the accuracy or completeness of such information. Neither CHS nor the underwriters take any responsibility or liability for any aspect of the records relating to, or payments made on account of, interests in a global certificate held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

              DTC, Euroclear and Clearstream have advised CHS and the underwriters as follows:

              DTC.    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. DTC holds securities for DTC participants (as defined below) and facilitates the settlement of securities transactions, such as transfers and pledges, in deposited securities between DTC participants through electronic computerized book-entry changes in accounts of DTC participants, thereby eliminating the need for physical movement of certificates. DTC participants include the underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("DTC participants"). DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to other such banks, securities brokers and dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly ("indirect DTC participants"). The rules applicable to DTC and its participants are on file with the SEC.

              Neither DTC nor Cede & Co. will consent or vote with respect to a global certificate. Under its usual procedures, DTC mails an Omnibus Proxy to a company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those

DTC participants to whose accounts the global certificate is credited on the applicable record date (identified in a listing attached to the Omnibus Proxy). CHS will make payments with respect to a global certificate in immediately available funds to DTC. DTC's practice is to credit DTC participants' accounts on the applicable payment date in accordance with their respective holdings shown on its records, unless DTC has reason to believe that it will not receive payment on that date. Payments by DTC participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the DTC participants and not of DTC or CHS, subject to any statutory or regulatory requirements as may be in effect from time to time. Disbursements of payments to DTC participants will be DTC's responsibility, and disbursement of payments to the beneficial owners will be the responsibility of DTC participants and indirect DTC participants.

              If applicable, redemption notices shall be sent to Cede & Co. If less than all shares of Class B Series 4 Preferred Stock are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in a global certificate.

              A holder of shares of the Class B Series 4 Preferred Stock shall give notice to elect to have its shares repurchased, through its participant, to the transfer agent and shall effect delivery of such shares by causing its DTC participant to transfer the participant's interest in such shares, on DTC's records, to the transfer agent. The requirement for physical delivery of the shares in connection with a repurchase will be deemed satisfied when the ownership rights in such shares are transferred by the applicable DTC participant on DTC's records and followed by a book-entry credit of such shares to the transfer agent's DTC account.

              Ownership of beneficial interests in a global certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, the DTC participants and the indirect DTC participants. The laws of some jurisdictions require that certain persons take physical delivery in certificated form of securities which they own. Consequently, the ability to transfer beneficial interests in a global certificate will be limited to such extent.

              Euroclear.    Euroclear was created in 1968 to hold securities for Euroclear participants (as defined below) and to clear and settle transactions between Euroclear participants through simultaneous electronic book entry delivery changes in accounts of such participants or other securities intermediaries. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional intermediaries and may include the underwriters or their respective affiliates ("Euroclear participants"). Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

              Euroclear is a Belgian bank regulated and examined by the Belgian Banking Commission. Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Euroclear terms and conditions"). The Euroclear terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payment with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Euroclear terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

              Distribution with respect to a global certificate held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by Euroclear.

              Clearstream.    Clearstream was incorporated as a limited liability company under the laws of Luxembourg. Clearstream is an indirect wholly-owned subsidiary of Deutsche Börse AG. Clearstream holds securities for Clearstream participants (as defined below) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in several countries through established depositary and custodial relationships. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters or their respective affiliates ("Clearstream participants"). Indirect access to Clearstream is also available to other institutions that maintain a custodial relationship with a Clearstream participant. Clearstream is an indirect participant in DTC.

              Distributions with respect to a global certificate held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

Exchange of Global Certificate for Class B Series 4 Preferred Stock in Certificated Form

              The Class B Series 4 Preferred Stock represented by a global certificate will be exchangeable for Class B Series 4 Preferred Stock in fully registered certificated form if (i) DTC notifies us that it is unwilling or unable to continue as depositary for a global certificate or CHS determines that DTC is unable to continue as depositary, and CHS thereupon fails to appoint a successor to DTC within 90 days or (ii) CHS in its discretion at any time determines not to have Class B Series 4 Preferred Stock represented by a global certificate. Class B Series 4 Preferred Stock that is exchanged for certificated Class B Series 4 Preferred Stock will be registered in such names and share amounts as DTC shall direct.

Trading

              Except for trades involving Euroclear and Clearstream participants, beneficial interests in a global certificate will trade in DTC's Same-Day Funds Settlement System until their redemption, if applicable, and secondary market trading activity in a global certificate will therefore settle in immediately available funds, subject in all cases to the rules and operating procedures of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC's rules and operating procedures and will be settled in same-day funds, while transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

              The following discussion summarizes the material U.S. federal income tax consequences applicable to "U.S. holders" and "non-U.S. holders" (each as defined below) with respect to the purchase, ownership and disposition of the Class B Series 4 Preferred Stock. This summary is based upon current provisions of the Code, Treasury regulations and judicial and administrative authority, all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances. This discussion does not address the tax consequences to investors who are subject to special tax rules, such as banks and other financial institutions, insurance companies, governments and governmental entities, broker-dealers, partnerships and their partners, and tax-exempt organizations, investors that will hold the Class B Series 4 Preferred Stock as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for U.S. federal income tax purposes, or U.S. holders that have a functional currency that is not the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any state, local or non-U.S. tax consequences. Each prospective investor is urged to consult its own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of the purchase, ownership, and disposition of the Class B Series 4 Preferred Stock.

              For purposes of this summary, you are a "U.S. holder" if you are a beneficial owner of the Class B Series 4 Preferred Stock and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. You are a "non-U.S. holder" if you are a beneficial owner of the Class B Series 4 Preferred Stock that is not a U.S. holder.

              If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) is a holder of the Class B Series 4 Preferred Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding Class B Series 4 Preferred Stock, you should consult your own tax advisors as to the particular U.S. federal income tax consequences of the purchase, ownership and disposition of the Class B Series 4 Preferred Stock.

U.S. Holders

Distributions on the Class B Series 4 Preferred Stock

              In general, if distributions are made with respect to the Class B Series 4 Preferred Stock, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes taking into account the special rules applicable to cooperatives. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the Class B Series 4 Preferred Stock. Any amount in excess of your tax basis is treated as capital gain, the tax treatment of which is discussed below under "—Sale or Redemption of the Class B Series 4 Preferred Stock."

              Dividends paid to individual holders of the Class B Series 4 Preferred Stock will generally constitute qualified dividend income eligible for preferential rates of U.S. federal income tax, provided certain conditions and requirements are satisfied, such as minimum holding period requirements. You should consult your own tax advisors regarding the tax rates and holding period requirements applicable to you in light of your particular circumstances.

              Dividends received by corporate holders of the Class B Series 4 Preferred Stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to "debt financed portfolio stock" under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may, depending on the circumstances, constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code. Under Section 1059, a corporate holder generally must reduce the tax basis of all of the holder's shares (but not below zero) by the "non-taxed portion" of any "extraordinary dividend" and, if the non-taxed portion exceeds the holder's tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, we strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

Sale or Redemption of the Class B Series 4 Preferred Stock

              On the sale or exchange of the Class B Series 4 Preferred Stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale, and (b) your tax basis in the Class B Series 4 Preferred Stock. We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

              On the redemption of Class B Series 4 Preferred Stock by us, your surrender of the Class B Series 4 Preferred Stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the Class B Series 4 Preferred Stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

              The redemption will be treated as gain or loss from the sale or exchange of Class B Series 4 Preferred Stock (as discussed above) if:

  •
  the redemption is "substantially disproportionate" with respect to you within the meaning of Section 302(b)(2) of the Code;

  •
  your interest in the Class B Series 4 Preferred Stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

  •
  the redemption is "not essentially equivalent to a dividend" (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are "not essentially equivalent to a dividend" if the redemption results in a "meaningful reduction" of your interest in the issuer.

              In determining whether any of these tests has been met, you must take into account not only the Class B Series 4 Preferred Stock and other equity interests in us (including patrons' equities and other equity interests) that you actually own, but also shares and other equity interests in us that you constructively own within the meaning of Section 318 of the Code.

              If none of the above tests giving rise to sale or exchange treatment is satisfied, then a payment made in redemption of the Class B Series 4 Preferred Stock will be treated as a distribution that is subject to the tax treatment described above under "—Distributions on the Class B Series 4 Preferred

Stock." The amount of the distribution will be equal to the amount of cash and the fair market value of property you receive without any offset for your tax basis in the Class B Series 4 Preferred Stock. Your tax basis in the redeemed Class B Series 4 Preferred Stock should be transferred to your remaining Class B Series 4 Preferred Stock. If, however, you have no remaining Class B Series 4 Preferred Stock, your basis could be lost.

              We strongly encourage you to consult your own tax advisor regarding: (a) whether a redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and (b) the resulting tax consequences to you in light of your individual facts and circumstances.

Additional Medicare Tax on Net Investment Income

              An additional 3.8% Medicare tax is imposed on the "net investment income" of certain U.S. citizens and resident aliens, and on the undistributed "net investment income" of certain estates and trusts. Among other items, "net investment income" generally includes gross income from dividends and net gain from the disposition of property, such as the Class B Series 4 Preferred Stock, less certain deductions. You should consult your tax advisor with respect to this additional tax.

Information Reporting and Backup Withholding

              Information reporting and backup withholding may apply with respect to payments of dividends on the Class B Series 4 Preferred Stock and to certain payments of proceeds on the sale or other disposition of the Class B Series 4 Preferred Stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding at a rate of 28% on payments of dividends on the Class B Series 4 Preferred Stock and certain payments of proceeds on the sale or other disposition of the Class B Series 4 Preferred Stock unless the beneficial owner of the Class B Series 4 Preferred Stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

              U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder's U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service ("IRS").

Non-U.S. Holders

Distributions on the Class B Series 4 Preferred Stock

              Distributions treated as dividends as described above under "—U.S. Holders—Distributions on the Class B Series 4 Preferred Stock" paid to a non-U.S. holder of the Class B Series 4 Preferred Stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, distributions that are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such distributions are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

              For purposes of obtaining a reduced rate of withholding under an income tax treaty or an exemption from withholding for dividends effectively connected to a U.S. trade or business, a non-U.S.

holder will generally be required to provide a U.S. taxpayer identification number as well as certain information concerning the holder's country of residence and entitlement to tax benefits. A non-U.S. holder can generally meet the certification requirements by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form.

Sale or Redemption of the Class B Series 4 Preferred Stock

              A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, redemption (except as discussed below) or other disposition of the Class B Series 4 Preferred Stock except for (i) certain non-resident alien individuals that are present in the United States for 183 or more days in the taxable year of the sale, exchange, redemption or other disposition, or (ii) gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States).

              A payment made to a non-U.S. holder in redemption of the Class B Series 4 Preferred Stock may be treated as a dividend, rather than as a payment in exchange for such stock, in the circumstances discussed above under "—U.S. Holders—Sale or Redemption of the Class B Series 4 Preferred Stock," in which event such payment would be subject to tax as discussed above under "—Distributions on the Class B Series 4 Preferred Stock." Prospective investors should consult their own tax advisors to determine the proper tax treatment of any payment received in redemption of the Class B Series 4 Preferred Stock.

Information Reporting and Backup Withholding

              Information returns will be filed with the IRS reporting payments of dividends on the Class B Series 4 Preferred Stock and the amount of tax, if any, withheld with respect to those payments. Copies of information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the Class B Series 4 Preferred Stock, and the non-U.S. holder may be subject to U.S. backup withholding on dividend payments on the Class B Series 4 Preferred Stock or on the proceeds from a sale or other disposition of the Class B Series 4 Preferred Stock. Satisfaction of the certification procedures required to claim a reduced rate of withholding under a treaty described above in the section titled "—Distributions on the Class B Series 4 Preferred Stock" will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

FATCA Withholding

              The Foreign Account Tax Compliance Act ("FATCA") imposes withholding taxes on certain types of payments to (i) foreign financial institutions that do not agree to comply with certain diligence reporting and withholding obligations with respect to their U.S. accounts, and (ii) non-financial foreign entities that do not identify (or confirm the absence of) substantial U.S. owners. The withholding tax of 30% will apply to dividends and the gross proceeds of a disposition of the Class B Series 4 Preferred

Stock paid to certain foreign entities (including payments made to a foreign financial institution on behalf of a U.S. stockholder) unless various information reporting requirements are satisfied. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (a) accepts deposits in the ordinary course of a banking or similar business, (b) is engaged in the business of holding financial assets for the account of others, or (c) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, partnership interests, commodities or any interest in such assets. Withholding under FATCA on withholdable payments to foreign financial institutions and non-financial foreign entities is currently in effect with respect to certain withholdable payments (including dividends paid with respect to the Class B Series 4 Preferred Stock), and will apply after December 31, 2016 with respect to gross proceeds of a disposition of property that can produce U.S. source interest or dividends.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are acting as the joint book-running managers. Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed, severally and not jointly, to purchase from us, the number of shares of Class B Series 4 Preferred Stock set forth opposite their respective names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of Class B Series 4 Preferred Stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, under certain circumstances the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the Class B Series 4 Preferred Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to satisfaction of certain conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The underwriters have advised us that they propose initially to offer the shares of Class B Series 4 Preferred Stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to CHS Inc.	$	$	$

              The expenses of this offering, not including the underwriting discount, are estimated at $525,000 and are payable by us (including up to $5,000 of reimbursable fees and disbursements of underwriters' counsel in connection with FINRA matters).

Overallotment Option

              We have granted the underwriters an option to purchase up to                additional shares of Class B Series 4 Preferred Stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement solely to cover over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of Class B Series 4 Preferred Stock proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We have agreed that, for a period of 30 days after the date of this prospectus supplement and subject to certain exceptions, we will not, directly or indirectly, without the prior written consent of the underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise transfer or dispose of any preferred equity securities or capital or any securities or other instruments convertible into or exchangeable or exercisable for preferred equity securities or capital or other instruments substantially similar to preferred equity securities or capital or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any preferred equity securities or capital or any securities or other instruments convertible into or exchangeable or exercisable for preferred equity securities or capital or other instruments substantially similar to preferred equity securities or capital, whether any such swap, agreement or transaction is to be settled by delivery of securities, in cash or otherwise.

Price Stabilization, Short Positions

              Until the distribution of the shares of Class B Series 4 Preferred Stock is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing shares of our Class B Series 4 Preferred Stock. However, the representatives may engage in transactions that have the effect of stabilizing the price of the shares of our Class B Series 4 Preferred Stock, such as purchases and other activities that peg, fix or maintain that price.

              In connection with this offering, the underwriters may bid for or purchase and sell shares of our Class B Series 4 Preferred Stock in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our Class B Series 4 Preferred Stock than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares of Class B Series 4 Preferred Stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of Class B Series 4 Preferred Stock available for purchase in the open market as compared to the price at which they may purchase shares of Class B Series 4 Preferred Stock through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares of Class B Series 4 Preferred Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our Class B Series 4 Preferred Stock in the open market after pricing that could adversely affect investors who purchase in this offering.

              Similar to other purchase transactions, the underwriters' purchases to cover the short sales and other activities may have the effect of raising or maintaining the market price of shares of our Class B Series 4 Preferred Stock or preventing or retarding a decline in the market price of shares of our

Class B Series 4 Preferred Stock. As a result, the price of shares of our Class B Series 4 Preferred Stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Stock Market, in the over-the-counter market or otherwise.

              Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our Class B Series 4 Preferred Stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Extended Settlement

              We expect that delivery of the Class B Series 4 Preferred Stock will be made to investors on                        , 2015, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as "T+5"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their shares of Class B Series 4 Preferred Stock prior to the third business day preceding the date of delivery of the Class B Series 4 Preferred Stock referenced above will be required, by virtue of the fact that the Class B Series 4 Preferred Stock initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade their shares of Class B Series 4 Preferred Stock prior to the third business day preceding the date of delivery of the Class B Series 4 Preferred Stock referenced above should consult their advisors.

Electronic Distribution

              In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail.

Other Relationships

              The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates for which they have received, or may in the future receive, customary fees and commissions for these transactions. Each of Bank of America, National Association, Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC is a lender under our $2.5 billion revolving credit facility, as part of a syndication of domestic and international banks, and is or is an affiliate of one of the underwriters. In addition, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a joint lead arranger and joint bookrunner and a lender under our wholly owned Brazilian subsidiary's (CHS Agronegocio Industria e Comercio Ltda.) $250 million Pre-Export Credit Agreement. Also, an affiliate of Wells Fargo Securities, LLC is the transfer agent, registrar and calculation agent for our Class B Series 3 Preferred Stock and our Class B Series 2 Preferred Stock and the transfer agent and registrar for this offering, our 8% Cumulative Redeemable Preferred Stock and our Class B Series 1 Preferred Stock.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. Any such short positions could adversely affect future trading prices of the shares of Class B Series 4 Preferred Stock offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

              Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the Prospectus Directive.

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), no offer of Class B Series 4 Preferred Stock to the public may be made in that Relevant Member State other than:

                  A.    to any legal entity which is a Qualified Investor;

                  B.    to fewer than 150 natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

                  C.    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the Class B Series 4 Preferred Stock shall require CHS or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

              In the case of any Class B Series 4 Preferred Stock being offered to a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class B Series 4 Preferred Stock acquired by it has not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class B Series 4 Preferred Stock to the public other than their offer or resale in a Relevant Member State to Qualified Investors or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. CHS, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a Qualified Investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase Class B Series 4 Preferred Stock subject to compliance at all times by CHS and the underwriters with the provisions of Article 3(2) of the Prospectus Directive.

              For the purpose of the above provisions, the following expressions have the following respective meanings:

              "offer of Class B Series 4 Preferred Stock to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class B Series 4 Preferred Stock to be offered so as to enable an investor to decide to purchase or subscribe the Class B Series 4 Preferred Stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

              "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State; and

              "Qualified Investors" has the meaning given to it in Article 2(1)(e) of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

              In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Promotion Order or (ii) who fall within any of the categories of persons described in Article 49(2)(a) to (d) of the Financial Promotion Order or (iii) to whom it may otherwise lawfully be communicated pursuant to FSMA and the Financial Promotion Order (all such persons together being referred to as "relevant persons") and each person who purchases Class B Series 4 Preferred Stock represents and agrees that it has complied and will comply with all applicable provisions of FSMA and its related legislation (including the Financial Promotion Order) with respect to anything done by it in relation to the Class B Series 4 Preferred Stock in, from or otherwise involving the United Kingdom.

              This document has not been approved by an authorized person within the meaning of FSMA and it must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, "relevant persons." All applicable provisions of FSMA must be complied with in respect to anything done by any person in relation to the Class B Series 4 Preferred Stock in, from or otherwise involving the United Kingdom.

              For the purpose of the above provisions, the following expressions have the following respective meanings:

              "Financial Promotion Order" means the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended; and

              "FSMA" means the Financial Services and Markets Act 2000, as amended.

Notice to Prospective Investors in Switzerland

              This prospectus supplement and the accompanying prospectus, collectively, do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the Class B Series 4 Preferred Stock will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement and the accompanying prospectus may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the Class B Series 4 Preferred Stock may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the Class B Series 4 Preferred Stock with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus supplement and the accompanying prospectus relate to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement or the accompanying prospectus nor taken steps to verify the information set forth herein or therein and has no responsibility for the prospectus supplement or the accompanying prospectus. The Class B Series 4 Preferred Stock may be illiquid and/or subject to restrictions on its resale. Prospective purchasers of the Class B Series 4 Preferred Stock should conduct their own due diligence on us and the terms of the Class B Series 4 Preferred Stock. If you do not understand the contents of this prospectus supplement and the accompanying prospectus, you should consult an authorized financial advisor.

 LEGAL MATTERS

              The validity of the securities being offered hereby will be passed upon for us by Dorsey & Whitney LLP. The underwriters will be represented in this offering by Sidley Austin LLP.

EXPERTS

              The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended August 31, 2014 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$2,000,000,000

CHS INC.

Class B Cumulative Redeemable Preferred Stock

        We may offer for sale, from time to time, up to $2 billion of our Class B Cumulative Redeemable Preferred Stock described in this prospectus, which we describe in this prospectus as the Class B Preferred Stock. This prospectus provides you with a general description of the Class B Preferred Stock we may offer. Each time we offer to sell any Class B Preferred Stock, we will provide one or more prospectus supplements containing specific information about the terms of that offering. The prospectus supplements may also add, update or change information contained in this prospectus. If information in the prospectus supplement is inconsistent with the information in this prospectus, then the information in the prospectus supplement will apply and will supersede the information in this prospectus. You should carefully read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" before you invest.

        We may offer and sell Class B Preferred Stock directly or to or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution including names of any underwriters, agents or dealers.

        This prospectus may not be used to carry out sales of Class B Preferred Stock unless accompanied by a prospectus supplement.

        Our 8% Cumulative Redeemable Preferred Stock is listed on the NASDAQ Global Select Market under the symbol "CHSCP", our Class B Cumulative Redeemable Preferred Stock, Series 1 is listed on the NASDAQ Global Select Market under the symbol "CHSCO", and our Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 2 is listed on the NASDAQ Global Select Market under the symbol "CHSCN".

        Investing in the Class B Preferred Stock involves risks. See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 26, 2014.

ABOUT THIS PROSPECTUS	ii
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1
CHS INC.	2
RISK FACTORS	3
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	3
USE OF PROCEEDS	3
DESCRIPTION OF CLASS B PREFERRED STOCK	4
PLAN OF DISTRIBUTION	10
VALIDITY OF CLASS B PREFERRED STOCK	11
EXPERTS	11
WHERE YOU CAN FIND MORE INFORMATION	12

i

 ABOUT THIS PROSPECTUS

        All references in this prospectus to "CHS," "we," "us," "our" and "our company" are to CHS Inc., a Minnesota cooperative corporation, and its subsidiaries, unless otherwise indicated or the context otherwise requires. We maintain a web site at http://www.chsinc.com. Information contained in our website does not constitute part of, and is not incorporated by reference into, this prospectus.

        This prospectus is part of a shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to in this prospectus as the SEC, using a "shelf" registration process. Under the shelf registration process, we may from time to time offer and sell the Class B Preferred Stock described in this prospectus in one or more offerings, up to a total dollar amount of $2.0 billion. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the Class B Preferred Stock we are offering under this prospectus. You can read that registration statement at the SEC web site at http://www.sec.gov or at the SEC office mentioned under the heading "Where You Can Find More Information."

        This prospectus, including the information incorporated by reference in this prospectus, provides you with a general description of our business and the Class B Preferred Stock we may offer. Each time we offer any Class B Preferred Stock, we will provide one or more prospectus supplements containing specific information about the terms of that offering. The prospectus supplements may also add, update or change information contained in this prospectus or in documents incorporated by reference in this prospectus. If information in the prospectus supplement is inconsistent with the information in this prospectus, or the information incorporated by reference in this prospectus, then the information in the prospectus supplement will apply and will supersede the information in, or incorporated by reference into this prospectus. You should carefully read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where You Can Find More Information" before you invest.

        We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or in any free writing prospectus prepared by or on behalf of us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

        You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Neither we nor anyone acting on our behalf is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

ii

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in it include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words and phrases such as "will likely result," "are expected to," "will continue," "outlook," "will benefit," "is anticipated," "estimate," "project," "management believes" and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to those discussed under the heading "Risk Factors" in this prospectus, any applicable prospectus supplement and in our SEC filings that are incorporated by reference in this prospectus. Any forward-looking statement contained in this prospectus or incorporated by reference in this prospectus speaks only as of the date on which the statement is made, and, except as required by law, we undertake no obligation to update publicly or review any forward-looking statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events. New risks and uncertainties arise from time to time, and we cannot predict these events or how they may affect us. Investors are advised, however, to consult further disclosures we make on related subjects in our reports filed with the SEC.

 CHS INC.

        We are one of the nation's leading integrated agricultural companies, providing grain, foods and energy resources to businesses and consumers on a global basis. As a cooperative, we are owned by farmers, ranchers and member cooperatives, which we collectively refer to as members, across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol "CHSCP", shares of our Class B Cumulative Redeemable Preferred Stock, Series 1 (the "Class B Series 1 Preferred Stock"), which is listed on the NASDAQ Global Select Market under the symbol "CHSCO", and shares of our Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 2 (the "Class B Series 2 Preferred Stock"), which is listed on the NASDAQ Global Select Market under the symbol "CHSCN". We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products.

        Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998. Our principal executive offices are located at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, and our telephone number at that address is (651) 355-6000.

 RISK FACTORS

        You should carefully read and consider the risks and uncertainties described under the heading "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended August 31, 2013, which is incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other reports that we file with the SEC in the future that are incorporated by reference in this prospectus. You should also carefully read and consider the risks and other information that may be contained in any prospectus supplement accompanying this prospectus before deciding whether to purchase any Class B Preferred Stock we may offer.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DIVIDENDS

        Our consolidated ratios of earnings to combined fixed charges and preferred dividend requirements for the periods indicated are as follows:

	Year Ended August 31,					Six Months Ended February 28, 2014
	2009	2010	2011	2012	2013
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.6	5.5	8.8	9.6	7.2	8.3

USE OF PROCEEDS

        Unless the applicable prospectus supplement states otherwise, we intend to use the net proceeds we receive from the sale of Class B Preferred Stock for general corporate purposes, which may include, among other things, working capital, capital expenditures, debt repayment, the financing of possible acquisitions or retirements of patrons' equities.

 DESCRIPTION OF CLASS B PREFERRED STOCK

        The following description of Class B Preferred Stock is a summary of the terms and provisions of the Class B Preferred Stock offered hereby, other than pricing and related terms disclosed for a particular issuance in an accompanying prospectus supplement. You should read the particular terms of any series of Class B Preferred Stock we offer, which will be described in more detail in the prospectus supplement prepared for such series, together with our articles of incorporation, bylaws and the action of our Board of Directors establishing such series. The action of the Board of Directors relating to a particular series offered by way of an accompanying prospectus supplement will be filed with the SEC at the time of the offering and incorporated by reference in the registration statement of which this prospectus forms a part. You may obtain a copy of this document by following the directions outlined in "Where You Can Find More Information." The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of Class B Preferred Stock being offered.

General

        The shares of Class B Preferred Stock are shares of a class of preferred equity securities created by our Board of Directors. Subject to the restrictions noted below under "—Voting Rights," there is no limit on the number of shares in the class or in any series of the class and shares may be issued from time to time. All Class B Preferred Stock will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights, except as set forth in a prospectus supplement for a particular offering.

        We will name the transfer agent, registrant, dividend disbursing agent and redemption agent for each series of Class B Preferred Stock in the prospectus supplement relating to such series.

Ranking

        With respect to the payment of dividends and amounts payable upon liquidation, each series of the Class B Preferred Stock will rank (i) senior to any patronage refund, patrons' equities and any class or series of our capital stock or equity capital designated by our Board of Directors as junior to the Class B Preferred Stock, (ii) junior to all shares of capital stock or equity capital of CHS which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of our Class B Preferred Stock, voting together as a class) senior to the Class B Preferred Stock and (iii) on a parity with the 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, and all other shares of capital stock or equity capital of CHS other than shares of capital stock or equity capital of CHS which, by their terms, rank junior or (with the approval of the holders of a majority of the outstanding shares of our Class B Preferred Stock, voting separately as a class) senior to the Class B Preferred Stock.

Dividends

        Holders of the Class B Preferred Stock shall be entitled to receive, if, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each offering of Class B Preferred Stock, provided that the rate per annum per share may not in any event exceed the rate of eight percent (8%) per annum.

        Any dividends payable on the Class B Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months unless otherwise described in the applicable prospectus supplement. Dividends will be payable to holders of record as they appear in the stock records of CHS at the close of business on the applicable record date, which shall be the 10th day prior to the applicable dividend payment date or such other date designated by our Board of Directors that is not more than 30 nor less than 10 days prior to such dividend payment date (each, a "Dividend Record Date"). We may, in our sole discretion, pay dividends by any one or more of the following means:

  •
  check mailed to the address of the record holder as it appears on our books;

  •
  electronic transfer in accordance with instructions provided by the record holder; or

  •
  any other means mutually agreed between us and the record holder.

        The amount of any dividends accumulated on any Class B Preferred Stock on any dividend payment date shall be the amount of any unpaid dividends accumulated thereon from and including the immediately preceding dividend payment date on which full dividends have been paid or the date of original issuance, whichever is later, to but excluding such dividend payment date, and the amount of dividends accumulated on any Class B Preferred Stock on any date other than a dividend payment date shall be equal to the sum of the amount of any unpaid dividends accumulated thereon from and including the immediately preceding dividend payment date on which full dividends have been paid or the date of original issuance, whichever is later, to but excluding such date. Dividends on the Class B Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

        The Class B Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described herein, and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Class B Preferred Stock which may be in arrears.

        No dividends on the Class B Preferred Stock will be authorized by our Board of Directors or be paid or set apart for payment by us at such time as the terms and provisions of any agreement of CHS, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment is restricted or prohibited by law.

        Any dividend payment made on the Class B Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to such Class B Preferred Stock which remains payable.

        We may not make any distribution to the holders of, or redeem, purchase, repurchase, retire or otherwise acquire for consideration, any capital stock, equity capital or patrons' equities that rank junior to the Class B Preferred Stock unless and until all accumulated and unpaid dividends on the Class B Preferred Stock and on any class or series of our capital stock or equity capital ranking on a parity with the Class B Preferred Stock, including the full dividend for the then-current dividend period, has been paid or declared and set apart for payment. For these purposes, a "distribution" does not include any distribution made in connection with any distribution solely in capital stock, equity capital or patrons' equities that rank junior to the Class B Preferred Stock or our liquidation, dissolution or winding up, which will be governed by the provisions summarized under "—Liquidation Preference" below.

        When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Class B Preferred Stock and all other shares of our capital stock or equity capital ranking on a parity as to dividends with the Class B Preferred Stock, dividends may not be declared or paid on, and we may not redeem, purchase, repurchase, retire or otherwise acquire for consideration, the Class B Preferred Stock or such other shares of capital stock or equity capital except that dividends may be declared and paid on, and we may redeem, purchase, repurchase, retire or otherwise acquire for consideration, the Class B Preferred Stock and such other shares of capital stock or equity capital on a pro rata basis so that the amount of dividends declared and paid per share of Class B Preferred

Stock and per each such other share of capital stock or equity capital will in all cases bear to each other the same ratio that the dividends (which will include accumulated dividends in the case of the Class B Preferred Stock and any other shares of capital stock or equity capital of CHS entitled to cumulative dividends) per share of Class B Preferred Stock and per such other share of capital stock or equity capital bear to each other.

Liquidation Preference

        In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the Class B Preferred Stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the Class B Preferred Stock will be made before any payment is made or assets distributed to the holders of any patrons' equities or any shares of our capital stock or equity capital that rank junior to the Class B Preferred Stock but after the payment of all liabilities and the liquidation preference of any of shares of our capital stock or equity capital that rank senior to the Class B Preferred Stock. We currently do not have any capital stock or equity capital that rank senior to our Class B Preferred Stock, and all Class B Preferred Stock ranks equally. Creation of capital stock or equity capital that ranks senior to the Class B Preferred Stock would require the approval of a majority of the outstanding shares of the Class B Preferred Stock, voting together as a class. Any distribution to the holders of the Class B Preferred Stock will be made ratably among the holders of the Class B Preferred Stock and any other shares of our capital stock or equity capital that rank as to liquidation rights on a parity with the Class B Preferred Stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of Class B Preferred Stock, the holders of the Class B Preferred Stock will not participate further in the distribution of our assets upon our liquidation, dissolution or winding up.

        Neither a consolidation or merger with or into another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute our liquidation, dissolution or winding up.

Redemption

  Redemption At Our Option

        CHS, at our option, may redeem any series of the Class B Preferred Stock for cash, in whole or in part, at a per share redemption price (the "Redemption Price") equal to the per share liquidation preference of $25.00, plus all dividends accumulated and unpaid on that share to and including the date of redemption (the "Redemption Date"), payable in cash, to the extent CHS has funds legally available therefor; provided, however, that if a Redemption Date falls on or after a Dividend Record Date relating to a dividend payment date, dividends will be payable on such dividend payment date to holders of the Class B Preferred Stock on such Dividend Record Date. At the time of issuance of a series of Class B Preferred Stock, our Board of Directors may specify a no call period of up to 10 years from the date of initial issuance of that series during which the shares of that series will not be subject to optional redemption by us.

        A notice of redemption will be mailed by CHS (or, if at such time there is a registrar other than CHS for the applicable series of Class B Preferred Stock, then furnished by us to, and mailed by, such registrar), postage prepaid, not less than 30 nor more than 60 days prior to the Redemption Date, addressed to each holder of record of the Class B Preferred Stock to be redeemed at the address set forth in the share transfer records of CHS (or such registrar). No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any Class B Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law, such notice shall state: (i) the Redemption Date; (ii) the

Redemption Price; (iii) the number of shares of Class B Preferred Stock to be redeemed; (iv) the time, place and manner in which the holder must surrender to CHS the shares of Class B Preferred Stock for payment of the Redemption Price, including the steps that a holder should take with respect to any certificates representing the shares of Class B Preferred Stock which have been lost, stolen or destroyed or for any uncertificated shares; and (v) that dividends on the Class B Preferred Stock to be redeemed will cease to accumulate on such Redemption Date, assuming payment of the Redemption Price is made on such date. If fewer than all shares of the applicable series of Class B Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Class B Preferred Stock to be redeemed from such holder.

        If notice of redemption of any Class B Preferred Stock has been given in accordance with the preceding paragraph and provided that on or before the Redemption Date specified in such notice all funds necessary for payment of such Redemption Price shall have been irrevocably set aside by us in trust for the benefit of the holders of any Class B Preferred Stock so called for redemption, then from and after such Redemption Date dividends will cease to accumulate on such Class B Preferred Stock, and such Class B Preferred Stock will no longer be deemed outstanding and all rights of the holders of such Class B Preferred Stock will terminate, except the right to receive the Redemption Price. Upon surrender, in accordance with such notice, of certificates for any Class B Preferred Stock so redeemed (properly endorsed or assigned for transfer, if we shall so require and the notice shall so state), such Class B Preferred Stock will be redeemed by us at the Redemption Price. In case fewer than all shares of Class B Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates will be issued representing the unredeemed shares of Class B Preferred Stock without cost to the holder. Each surrendered certificate will be cancelled.

        We will not redeem less than all of the outstanding shares of any series of the Class B Preferred Stock unless all dividends accumulated and unpaid upon all then outstanding shares of such series of Class B Preferred Stock have been paid for all past dividend periods.

        In addition, we may not make any purchases of Class B Preferred Stock on the open market at any time when there are accumulated and unpaid dividends for one or more past dividend periods with respect to the Class B Preferred Stock.

        In case of redemption of less than all shares of the applicable series of Class B Preferred Stock at the time outstanding, we shall designate by lot, or in such other manner as our Board of Directors may determine, the Class B Preferred Stock of such series to be redeemed, or we shall effect such redemption pro rata from the holders of record of such series of Class B Preferred Stock in proportion to the number of shares of Class B Preferred Stock held by such holders (with adjustments to avoid redemption of fractional shares).

        The Class B Preferred Stock will not have a stated maturity and, except as provided below under "—Redemption At the Holder's Option," holders thereof will not have the right to require us to redeem all or any portion of their Class B Preferred Stock.

  Redemption at the Holder's Option

        If at any time there has been a change in control (as defined below), each holder of shares of the Class B Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of Class B Preferred Stock owned by that holder. Not later than 130 days after the date of the change in control (or, if that date is not a Business Day, the next succeeding Business Day) we will redeem all shares holders have elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. "Business Day" means any day other than a Saturday, a Sunday, or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed. The redemption price per share will be equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of redemption; provided, however, that if a date of redemption falls on or after a Dividend Record Date relating to a dividend payment date, dividends will be payable on such dividend payment date to holders of the Class B Preferred Stock on such Dividend Record Date.

        A "change in control" will have occurred if, in connection with a merger or consolidation that has been approved by our Board of Directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our Board of Directors on January 1, 2013, together with those persons who became members of our Board of Directors after that date at an annual meeting of CHS, have ceased to constitute a majority of our Board of Directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our Board of Directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

  Effect of Redemption

        From and after the Redemption Date, if funds necessary for the redemption are available and have been irrevocably deposited or set aside, then:

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  dividends will cease to accumulate with respect to the shares of Class B Preferred Stock called for redemption;

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  the shares will no longer be deemed outstanding;

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  the holders of the shares will cease to be shareholders; and

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  all rights with respect to the shares of Class B Preferred Stock will terminate except the right of the holders to receive the redemption price, without interest.

  Purchases

        We may at any time and from time to time in compliance with applicable law purchase shares of Class B Preferred Stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for one or more past dividend periods.

Voting Rights

        Except as described below, the holders of the Class B Preferred Stock have only those voting rights that are required by applicable law. As a result, the holders of the Class B Preferred Stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

        Unless the shares of Class B Preferred Stock are redeemed in full pursuant to their terms, the affirmative vote of the holders of a majority of the outstanding shares of Class B Preferred Stock, voting separately as a class, is required:

  •
  for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock if the amendment, alteration or repeal adversely affects the powers, rights or preferences of the Class B Preferred Stock; and

  •
  to establish, by board resolution or otherwise, any class or series of capital stock or equity capital having rights senior to the Class B Preferred Stock as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary.

        The creation and issuance of any other class or series of capital stock, equity capital or patrons' equities ranking on a parity with or junior to the Class B Preferred Stock, including an increase in the authorized number of shares of any such class or series, will not be deemed to adversely affect the rights or preferences of the Class B Preferred Stock.

        Our Board of Directors' ability to authorize, without approval of the holders of the Class B Preferred Stock, the issuance of additional classes or series of capital stock, equity capital or patrons' equities with conversion and other rights may adversely affect you as a holder of Class B Preferred Stock.

Exchange or Conversion

        The prospectus supplement for any offering of Class B Preferred Stock will state the terms, if any, on which shares of the applicable series of Class B Preferred Stock are exchangeable for or convertible into other shares of our capital stock or any other securities or property.

Sinking Fund

        If so specified in the applicable prospectus supplement, a series of Class B Preferred Stock may be subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

        Some of the provisions of our articles of incorporation might have the effect of delaying, deferring or preventing a change in control of us. Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if our Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a "hostile takeover," the amendment must be adopted by 80% of the total voting power of our members.

        The approval of not less than two-thirds of the votes cast at a meeting is required to approve a "change of control" transaction which would include a merger, consolidation, liquidation, dissolution or sale of all or substantially all of our assets. If our Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term "hostile takeover" is not further defined in the Minnesota cooperative law or our governing documents.

        Under our articles of incorporation, all equity we issue (including the Class B Preferred Stock) is subject to a first lien in favor of us for any indebtedness we extend to the holders of such equity, if any. However, we have not to date taken, and do not intend to take, any steps to perfect this lien against shares of the Class B Preferred Stock.

 PLAN OF DISTRIBUTION

        We may offer and sell the Class B Preferred Stock offered by this prospectus:

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  through agents;

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  through underwriters or dealers;

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  directly to one or more purchasers; or

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  through some combination of these methods.

        The Class B Preferred Stock may be distributed from time to time in one or more transactions at negotiated prices, at a fixed price (that is subject to change), at market prices prevailing at the time of sale, at various prices determined at the time of sale or at prices related to the prevailing market prices.

        The applicable prospectus supplement will set forth the specific terms of the offering of Class B Preferred Stock, including:

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  the series of Class B Preferred Stock offered;

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  the price of the Class B Preferred Stock;

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  the proceeds to us from the sale of the Class B Preferred Stock;

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  the names of the securities exchanges, if any, on which the Class B Preferred Stock is listed;

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  the name of the underwriters or agents, if any;

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  any underwriting discounts, agency fees or other compensation to underwriters or agents; and

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  any discounts or concessions allowed or paid to dealers.

        Any underwriter, dealer or agent who participates in the distribution of an offering of Class B Preferred Stock may be considered by the SEC to be an underwriter under the Securities Act of 1933, as amended (the "Securities Act"). Any discounts or commissions received by an underwriter, dealer or agent on the sale or resale of Class B Preferred Stock may be considered by the SEC to be underwriting discounts and commissions under the Securities Act. We may agree to indemnify any underwriters, dealers and agents against or contribute to any payments the underwriters, dealers or agents may be required to make with respect to, civil liabilities, including liabilities under the Securities Act. Underwriters and agents and their affiliates are permitted to be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

        Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase any offered Class B Preferred Stock will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered Class B Preferred Stock if any is purchased.

        Unless otherwise indicated in the applicable prospectus supplement, all Class B Preferred Stock we offer using this prospectus will be new issues of securities with no established trading market. Any underwriters to whom we sell Class B Preferred Stock for public offering and sale may make a market in the Class B Preferred Stock, but the underwriters will not be obligated to do so and may discontinue any market-making at any time without notice. We cannot assure you that a secondary trading market for any of the Class B Preferred Stock will ever develop or, if one develops or has ever developed, that it will be maintained or provide any significant liquidity.

        We may grant to the underwriters options to purchase additional Class B Preferred Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount as may be set forth in the applicable prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the applicable prospectus supplement.

 VALIDITY OF CLASS B PREFERRED STOCK

        The validity of the Class B Preferred Stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended August 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent public accounting firm, given on the authority of said firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, and other information with the SEC. Our SEC filings and filings of other issuers that make electronic filings with the SEC are available to the public through the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and their copy charges.

        The SEC allows us to incorporate by reference the information we file with it. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

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  our Annual Report on Form 10-K for the year ended August 31, 2013;

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  our Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2013 and February 28, 2014;

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  our Current Reports on Form 8-K filed on September 3, 2013, October 4, 2013, December 2, 2013, December 9, 2013, February 10, 2014, February 12, 2014, March 3, 2014, March 31, 2014, May 29, 2014, June 2, 2014 and June 20, 2014; and

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  the description of our existing Class B Preferred Stock contained in the registration statements on Form 8-A that we filed with the SEC on September 20, 2013 and March 5, 2014, and any amendment or report filed for the purpose of updating these descriptions.

        We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of the initial filing of the registration statement of which this prospectus is a part and before the filing of a post-effective amendment to that registration statement indicating that all securities offered by this prospectus have been sold or deregistering all securities then remaining unsold. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

        To the extent that such filed information is modified or superseded by information in subsequently filed information referred to above or in this prospectus, then such modified or superseded information shall not be considered part of this prospectus.

        We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person to whom this prospectus is delivered, without charge, upon written or oral request. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CHS Inc.
Attention: Theresa Egan
Vice President, Accounting and Corporate Controller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

        We maintain a web site at www.chsinc.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge through our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained in our website does not constitute a part of, and is not incorporated by reference into, this prospectus.

                                    Shares

CHS INC.

Class B Cumulative Redeemable Preferred Stock, Series 4
(Liquidation Preference Equivalent to $25.00 Per Share)

P R O S P E C T U S S U P P L E M E N T

BofA Merrill Lynch
Wells Fargo Securities

                                    , 2015